Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of the Securities Exchange Act of 1934

For the month of ____September ____ 2003

(Commission File No.  000-24876)

TELUS Corporation
(Translation of registrant's name into English)

21st Floor, 3777 Kingsway
Burnaby, British Columbia  V5H 3Z7
Canada
(Address of principal registered offices)




Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

									    X
		Form 20-F	_____			Form 40-F	_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

									    X
		Yes		_____			No		_____




	This Form 6-K consists of the following:


Press Release dated October 31, 2003 of Third Quarter Results


    TELUS Reports Third Quarter Results

    Strong wireless performance and wireline efficiency drive earnings and cash flow growth

    VANCOUVER, Oct. 31 /CNW/ - TELUS Corporation (TSX: T and T.A/NYSE: TU) today reported for the third quarter of 2003 strong growth in earnings and cash flow. Operating earnings (EBITDA) were up 14% due to strong performance at TELUS Mobility and continued cost structure improvements from the Operational Efficiency Program at TELUS Communications. Earnings per share
(EPS) for the quarter and nine months ended September were 32 cents and 79 cents, compared to negative 35 cents and negative 32 cents, respectively, a year ago. Interest on a favourable tax settlement contributed five cents of EPS in the third quarter. Free cash flow was up 74% to $ 417 million this quarter (up $177 million from a year ago), and $862 million year-to-date (up $783 million from a year ago).

    FINANCIAL HIGHLIGHTS

Rounded to nearest C$ Millions, except per share amounts
    -------------------------------------------------------------------------
                                                   3 months ended
                                                    September 30
    (unaudited)                                   2003       2002     Change
    -------------------------------------------------------------------------
    Operating revenues                           1,806.2    1,766.3     2.3%
    EBITDA(1)                                      754.5      663.1    13.8%
    Restructuring and workforce reduction costs      2.3      313.3   (99.3)%
    Net income                                     115.9     (107.4)      -
    Common share & Non-Voting share income (loss)  113.2     (110.0)      -
    Earnings (loss) per share (EPS)                 0.32      (0.35)      -
    Capital expenditures                           304.0      327.2    (7.1)%
    Free cash flow(2)                              417.1      239.9    73.8%
    --------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization is defined as Operating revenues less Operations expense and, as defined, excludes Restructuring and workforce reduction costs
    (2) Defined as EBITDA less Capital expenditures, cash interest, cash taxes and cash dividends, which excludes Restructuring and workforce reduction costs

    Darren Entwistle, president and CEO, stated, "I am pleased that we are again exceeding expectations with our third quarter results and demonstrating the benefits of continued and consistent execution on TELUS' focused national strategy and 2003 corporate priorities. TELUS Mobility's strong network revenue growth of 17% and EBITDA increase of 49%, combined with TELUS Communications' operational efficiency program, have contributed to significant margin and bottom line profit expansion and strong free cash flow generation. Therefore, TELUS is once again raising 2003 full year guidance in several key areas, including earnings, free cash flow and wireless and high-speed Internet subscriber growth. We are on track to achieve our year-end operational efficiency improvement goals. Moreover, TELUS is firm in its commitment to provide uniformly superior service levels to our pre-operational efficiency program performance and are confident of reaching this goal by the end of 2003."
    Robert McFarlane, executive vice president and CFO, commented, "TELUS has shown remarkable financial performance this quarter with $417 million of free cash flow, which is reflected in our ahead of plan progress to delever our Balance Sheet. TELUS' Net Debt at $7.5 billion is down $810 million from a year ago, and $516 million in the third quarter alone. I am pleased to announce today increased 2003 guidance for EPS of 85 to 95 cents, up five cents; EBITDA and free cash flow increased to the high end of last July's guidance ranges; and once again this quarter improved guidance for the Net Debt to EBITDA ratio, which today is revised to 2.7 times or less by December 2003 - our original target a year ago for the end of 2004. Clearly TELUS is delivering on our commitments well ahead of plan for the benefit of both debt and equity investors."

    OPERATING HIGHLIGHTS

    TELUS Communications

    Cash flow improvement of $32 million driven by lower capex and Operational Efficiency Program savings
    - Total revenue of $1.2 billion in the third quarter declined by 4% or $48 million due largely to lower access revenue as a result of price cap regulation, lower long distance revenues, and reduced voice equipment sales
    - OEP-related incremental cost savings of $80 million in the third quarter resulted in a $58 million or 8% decrease in Operations expense
    - EBITDA of $509 million, up $11 million or 2% from the same quarter a year ago
    -  EBITDA margin 42% up 2 points from a year ago
    - Capital expenditures reduced to $209 million from $230 million, down 9% from a year ago
    - Cash flow (EBITDA less capital expenditures) increased to $300 million this quarter, up $32 million or 12% from last year
    - Non-incumbent operations in Central Canada generated revenues of $138 million up 2% from the same quarter a year ago while negative EBITDA of $6 million improved 74%
    - Strongest quarter this year for high-speed Internet subscriber net additions with 47,200. High-speed Internet subscriber base of 516,000, a 41% increase from year-ago period
    - Network access lines were 4.9 million, a 0.8% decline compared to a year ago

    TELUS Mobility

    Cash flow improvement of $83 million driven by EBITDA growth of 49%
    - Network service revenue of $577 million, up 17% from same quarter a year ago
    - Strong EBITDA growth of 49% to $246 million in the quarter, due to double-digit revenue and subscriber growth, cost containment and enhanced operating efficiencies
    - EBITDA margin of 43%, based on network revenue, representing a 9 point year-over-year margin expansion
    -  Net subscriber additions of 100,600 bringing total subscribers to
       3.3 million, a 14% year-over-year increase. Higher-revenue generating net postpaid subscriber additions increased by 14% over the third quarter a year ago
    - World class churn rate of 1.4%, a significant improvement from 1.7% a year ago
    - Canadian industry leading average revenue per unit (ARPU) of $60 per month, compared to $56 in the second quarter and up $2 from a year ago
    - Capital expenditures of $95 million, down 2% from a year ago. Capital expenditures as a percentage of revenue decreased to 15% from 18% a year ago
    - Cash flow (EBITDA less capital expenditures) of $150 million this quarter, an $83 million improvement compared to $68 million in the same quarter a year ago

    CORPORATE DEVELOPMENTS

    TELUS operationalizes Next Generation Network
    TELUS has made the transition from traditional circuit-based switching to leading edge Internet Protocol (IP) technology with the launch of our Next Generation Network (NGN). NGN reduces TELUS network costs and provides the infrastructure required to bring a variety of enhanced capabilities and services to customers. Eventually it will eliminate the need for separate networks for voice, data and entertainment services.
    TELUS has been investing in these capabilities for over two years now, with approximately $35 million invested. This summer, TELUS achieved another milestone in the execution of our national growth strategy by completing the evolution of the TELUS' core network to a single ubiquitous IP network designed to carry high-quality voice, data and video applications.
    In the third quarter, TELUS began the process of transparently migrating customer long distance voice traffic onto its IP based NGN network in parts of Alberta. The migration of traffic is continuing this quarter nationally with customers continuing to receive high quality and reliable service. There are very few places in the world where commercial long distance traffic is traveling over an IP network designed to deliver carrier class voice quality and reliability, which makes TELUS one of the first incumbent telcos world-wide to do so.

    TELUS Communication winning new Data and IP business

    TELUS wins major managed data solutions sub-contract with IBM Canada for TD Bank
    TELUS has made a significant stride in executing its national expansion by recently winning a seven-year sub-contract from IBM Canada worth approximately $160 million. TELUS will provide TD Bank Financial Group a fully Managed IP Network Services solution including use of TELUS' next generation network (NGN) platform with secure IP Virtual Private Network (VPN) connectivity.
    This integrated solution sets a new benchmark for Managed IP Network Services and will be capable of providing enhanced customer services that combine voice, data and video for over 1,200 TD Canada Trust branch offices across Canada.

    Calgary Health Region links with TELUS
    On September 16, TELUS and the Calgary Health Region announced the creation of TELUS Sourcing Solutions Inc. (TSS), a new business process outsourcing company that will deliver end-to-end human resources (HR) solutions to healthcare and other organizations. TSS will initially provide compensation, benefits, pension, HR systems, recruitment and workforce analysis, occupational health and safety, and payroll services to the Calgary Health Region.
    TSS will manage these critical services, enabling organizations such as the Calgary Health Region to focus on their core business of delivering health services to the community. TSS, with over 150 new employees being outsourced into TELUS beginning in the fourth quarter of 2003, plans to offer creative technology and business process solutions, rather than simply providing infrastructure. The new company plans to offer these services to other health regions across the country and explore opportunities in other market sectors. The Calgary Health Region is TSS' foundation client.

    New high-speed Internet introductory service offer a success
    TELUS launched a new introductory high-speed Internet offer in August of $16.95 per month for first six months and then the regular monthly price for our long distance customers of $34.95 with purchase of a QuickConnect(TM) kit or $39.95 with a TELUS technician installation. This new consumer offer is successfully stimulating demand as we added over 47,000 new subscribers this quarter, the most since early 2002. Interestingly this introductory offer generates 4% more annual revenue than the former offer of $24.95 for the first 12 months. The service now includes the popular value added features of Freedom Anti-Virus and Ad Block pop-up ads protection.

    TELUS humanitarian effort responds to BC and Alberta forest fires
    In response to forest fires in Alberta and British Columbia this summer, members of the TELUS Emergency Operations Centre and TELUS team members worked hard to restore service. For example, almost all of the 5,000 telephone lines put out of service in Kamloops were restored within 72 hours.
    In addition, an army of TELUS Community Connections volunteers worked tirelessly to provide humanitarian aid to evacuated families, firefighters, volunteers and relief centre workers. TELUS collected and distributed 200 TELUS cell phones to firefighters to help them coordinate the fire containment efforts. The Company set up phone lines for emergency centres, Red Cross and relief centres. We distributed 3,000 "comfort kits" containing towels, brushes, combs, toothpaste, soap, shampoo, razors, shaving cream, comfort bears, t-shirts, toys, and videos to evacuation centres throughout the Kelowna area. Finally, the Company established a toll-free assistance line for TELUS team members who were hosting some of the 30,000 evacuees.

    TELUS responds to customer service performance
    One of TELUS' six corporate priorities for 2003 is to improve customer service levels. Many initiatives have been taken to accomplish this during the year and are planned going forward. For example, a new interactive voice recognition system is reducing misdirected calls and a new self-serve Web site is fully functioning.
    During the third quarter a combination of external and internal events resulted in unexpected volumes and unacceptably long wait times for customers trying to access our business office or to have service provided. External causes included: the BC and Alberta fires, power outages and computer virus attacks. Internal causes included: challenges in implementing new systems; delays in having sufficient new staff hired, trained and fully functioning to replace employees taking the originally planned voluntary departure program; and the success of our latest high-speed Internet offer. These service issues are temporary in nature and TELUS is publicly committed to realizing better than pre-operational efficiency program levels of service by December 2003 at the latest.

    Janet Yale appointed executive vice president government and regulatory affairs
    On September 24, TELUS announced the appointment of Janet Yale, former president and CEO of the Canadian Cable Television Association, to executive vice president government and regulatory affairs. Janet, located in Ottawa, will lead a team responsible for TELUS' interaction with all levels of government, regulatory and public bodies.
    Yale brings extensive experience in government and regulatory affairs to the TELUS team. Her strong background in the telecommunications industry and specifically in regulatory affairs will be invaluable to TELUS in contributing to the company's national business strategy.

    TELUS receives broadcasting distribution and Video-on-Demand licence approvals
    On August 20, TELUS received approval from the Canadian Radio-television and Telecommunications Commission (CRTC) for a broadcasting distribution licence that allows the company to offer digital television service in select communities across Alberta and British Columbia.
    On September 9, TELUS received an additional licence from the CRTC to offer commercial Video-on-Demand (VOD) services. Video-on-Demand is a service that allows customers to order programming such as feature films and other entertainment from a central video server. Whereas Pay-per-View (PPV) service offers a set suite of movies or events starting at fixed times, VOD allows customers to choose when to watch a program, and to control their own experience by stopping, rewinding or fast forwarding.
    TELUS is taking a careful measured approach to the entertainment market. Our next steps in the process are to fully understand the economics and technology and we are undertaking extensive network and systems testing, including an employee trial in Edmonton. No decision has been taken on any commercial launch.

    CRTC approves revised service improvement plan of $21.4 million for TELUS On September 25, the CRTC approved a revised service improvement plan
(SIP) of $21.4 million for TELUS to be completed by 2006. The decision is positive for customers and TELUS. Many customers living in rural and remote areas, who were previously unable to qualify for extension of service, will now be able to receive service as the program is implemented. A large portion of the costs of this program will be recovered through the deferral account established by the CRTC in the 2002 Price Cap decision.

    TELUS Quebec confirms job creation program with Quebec government
    On October 10, TELUS and the Quebec government jointly announced a job creation program that, based on ongoing capital investments, would result in approximately $90 million of job creation tax exemptions for TELUS over a 10-year period. This relates to various government job creation programs for up to 800 jobs split between Montreal and Rimouski. Over 200 new jobs are to be created with the opening of a new Montreal Call Centre in late 2003. This assists TELUS Quebec in continuing to develop our network and offering state-of-the-art services to our customers while developing business potential in the major urban centers of Quebec.

    New camera phones from TELUS Mobility
    In October, TELUS Mobility announced both an exclusive new camera phone and a unique picture messaging service that allows clients to instantly share or store their pictures. TELUS Mobility's unique multimedia picture messaging service allows clients to share their photos, with attached sound and text files, by sending them directly to other camera phones or to any e-mail address worldwide, or store them in their own secure online photo album on TELUS Mobility's Web site. TELUS Mobility's camera phone, the LG 5450, is both a fully functional tri-mode digital wireless phone and a 300,000 pixel digital camera with high-resolution colour screen, self-timer and the ability to store up to 30 pictures. This is the first in a series of exclusive camera phones from TELUS Mobility, which will be marketing both camera phones and its picture messaging service throughout the fourth-quarter holiday sales season with a national advertising campaign.

    Mike Network enhancements
    In October, TELUS Mobility announced significant enhancements to its all-in-one Mike wireless network, including the expansion of its Direct Connect walkie-talkie service across Canada and the introduction of four powerful new phone models from Motorola.
    Based on Motorola's iDEN (integrated digital enhanced network) technology, Mike is the only wireless service able to combine digital PCS phone, push-to-talk Direct Connect radio, text messaging and Internet access in a single compact handset.
    Mike users can now push-to-talk with any other Mike user in Canada, allowing for instant communication that's far faster and more economical than a regular wireless telephone call. Mike's network service area now stretches almost 5,000 kilometres, from Vancouver Island to eastern Quebec, offering national enterprises a powerful means to stay in instant touch.
    Motorola announced four powerful new phones that will be part of TELUS Mobility's Mike roster this fall. Featuring Global Positioning System (GPS) capability that offers support for new location-based services such as Mobile Fleet Management, the new phones are aimed at markets ranging from white-collar office users to mobile fleets and rugged work environments.

    TELUS Mobility Wi-Fi
    In August, Canada's national wireless carriers including TELUS Mobility, announced an agreement to establish common standards for roaming and interoperability among their public Wi-Fi hotspots and from their next generation wireless networks, such as 1X, to those hotspots. Common standards will help eliminate the development of redundant authentication and billing methods, mean simplified access for customers and stimulate overall adoption of Wi-Fi. The carriers aim to have definitive standards and agreements in place by the end of 2003, with implementation in 2004.
    In October, Vancouver International Airport Authority and TELUS Mobility announced the most comprehensive Wi-Fi Hotspot initiative within a Canadian airport, offering travelers at Vancouver International Airport (YVR) fast and secure wireless Internet access throughout the facility's terminals, from check-in right through to departure gate. The service also includes access to online passenger services through the Airport Authority's Web site, including up-to-the-minute flight arrival and departure information, terminal maps and a complete listing of restaurants, shops and other services.
    TELUS Mobility Wi-Fi Hotspots are public Internet access zones offering high-speed mobile access to the Internet and other data networks. TELUS Mobility and its partner Spotnik Mobile have begun an aggressive national rollout of public Wi-Fi Hotspots, and have already acquired the rights to provide public Wi-Fi access in more than 450 sites, including transportation facilities, hotels, office complexes, food-service establishments and other high-traffic locations.

    TELUS Mobility alliance with Spotwave to offer coverage enhancements
    In September, TELUS Mobility partnered with Spotwave Wireless Inc. to distribute the Ottawa-based engineering company's SpotCell in-building repeaters across Canada. Spotcell repeaters enhance in-building wireless coverage and extend it into hard-to-reach areas such as parking garages, basements and remote locations. TELUS Mobility is offering these easy-to-install coverage enhancements through its national sales channels to clients who require specialized coverage beyond that provided by carrier-funded public networks.

    TELUS Mobility Competes Vigorously in the Wireless Sector
    In October, a wireless competitor introduced a well-publicized, flat-rate unlimited local calling plan in Vancouver. TELUS Mobility continually monitors competitive developments and takes appropriate action to address competitor initiatives and to seek out new revenue opportunities. In response to this offering, TELUS Mobility is offering, for a limited time, the Ontario and Quebec customers of that competitor a phone at no charge and the opportunity to match their existing rate plan, in order to gain access to TELUS Mobility's superior digital network coverage. This move is consistent with TELUS Mobility's emphasis on rational pricing of wireless services.

    TELUS' annual report garners world recognition
    TELUS' 2002 annual report is featured in the Annual Report on Annual Reports, the only global ranking of corporate reports. Produced by Corporate Essentials, the Annual Report on Annual Reports ranked TELUS 18th out of 1,000 selected international companies. In its judging, the awards panel evaluated five areas: financial reporting; review of operations and business issues; executive statements, strategy and governance; share information and investor communication; and visuals, design and layout.
    Judges also presented awards on 15 attributes it considers key in corporate reporting. The TELUS annual report was named the best in the world on financial objectives - outlook, receiving the 'O' Award. It also received honourable mentions in the executive statement, business at a glance, financial highlights, risk factors and management categories.
    The award clearly reflects TELUS' commitment to public disclosure and corporate governance, and continues to build TELUS' credibility with investors for providing excellent information needed for their decision-making.

    TELUS is Canada's most environmentally friendly company
    In October, TELUS received powerful confirmation of our leadership in corporate social responsibility by being named Canada's most environmentally friendly company by Corporate Knights, in its 2003 ranking of "green machines". Joining TELUS in the top five listing of environmentally friendly companies were Suncor Energy, Alcan, Dofasco and Royal Bank of Canada.
    The Corporate Knights ranking was determined by three leading corporate social performance research firms which evaluated the Toronto Stock Exchange's 100 largest companies, on a wide range of indicators, including land reclamation, energy efficiency, recycling and stakeholder relations. Some of the activities that make TELUS a "green machine" include: a program to reduce paper consumption, reduction of our halon inventory and reclamation of contaminated sites.
    The aim of Corporate Knights is to be a resource for citizens and corporations on the topic of responsible business. Their specific areas of coverage include socially responsible investing and corporate social responsibility. For more detailed information on Corporate Knights or to view the rankings list, please visit: www.corporateknights.ca

    Dividend declaration
    The Board of Directors declared a quarterly dividend of fifteen cents ($0.15) per share on outstanding Common and Non-Voting Shares payable on January 1, 2004 to shareholders of record on the close of business on December 11, 2003.


    Forward-Looking Statements
==============================================================================

    This document and the management discussion and analysis contain statements about expected future events and financial and operating results of TELUS Corporation ("TELUS" or the "Company") that are forward-looking and subject to risks and uncertainties. TELUS' actual results, performance or achievement could differ materially from those expressed or implied by such statements. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations and may not reflect the potential impact of any future acquisitions, mergers or divestitures. Factors that could cause actual results to differ materially include but are not limited to: general business and economic conditions in TELUS' service territories across Canada and future demand for services; competition in wireline and wireless services, including voice, data and Internet services and within the Canadian telecommunications industry generally; re-emergence from receivership of newly restructured competitors; levels of capital expenditures; corporate restructurings; success of operational and capital efficiency programs including maintenance of customer service levels; success of integrating acquisitions; network upgrades, billing system conversions, and reliance on legacy systems; implementation of new customer relationship management software; development and introduction of new products and services; supplier/vendor reliability and viability; realization of tax savings; the impact of credit rating changes; availability and cost of capital including renewal of credit facilities; financial condition and credit risk of customers affecting collectibility of receivables; ability to maintain an accounts receivable securitization program; legal and regulatory compliance of employees and key stakeholders; adverse regulatory action; attraction and retention of key personnel; collective labour agreement negotiations and outcome of conciliation efforts; future costs of retirement and pension obligations and returns on invested pension assets; technological advances; the final outcome of pending or future litigation; the effect of environmental, health and safety concerns; man-made and natural disasters; and other risk factors discussed herein and listed from time to time in TELUS' reports, comprehensive public disclosure documents, including the Annual Information Form, and in other filings with securities commissions in Canada and the U.S.
    The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

==============================================================================

    Management's Discussion and Analysis

    The following is a discussion of the consolidated financial condition and results of operations of TELUS Corporation for the three-month and nine-month periods ended September 30, 2003 and 2002. This discussion contains forward-looking information that is qualified by reference to, and should be read together with, the Company's discussion regarding forward-looking statements (see "Forward-Looking Statements" above). TELUS' most significant accounting policies are discussed in the annual and interim financial statements of TELUS. These policies and disclosures are important to the understanding of the following discussion. The following should also be read together with the interim and annual consolidated financial statements of TELUS. The interim consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("GAAP"), which differ in certain respects from U.S. GAAP. See Note 20 to the interim consolidated financial statements for a summary of the principal differences between Canadian and U.S. GAAP as they relate to TELUS.

    Management's discussion and analysis is comprised of the following:

      1.  Vision, Core Business and Strategy
      2.  Capability to Deliver Results
      3.  Results and Key Performance Indicators
      4.  Risks and Uncertainties


    1.  Vision, Core Business and Strategy

    TELUS will continue to be guided by its six strategic imperatives established in 2000. TELUS is focusing and moving forward on the following priorities in 2003:

    Continuing to deliver on our efficiency improvement objectives

    - Communications segment operating costs were significantly reduced and fifteen customer contact centres were closed and consolidated in the first nine months of 2003. Net staff levels decreased by 835 since the beginning of the year and an additional net 500 reduction is expected during the fourth quarter of 2003 to meet the planned Operational Efficiency Program cumulative staff reduction target of 7,300. During the third quarter of 2003, staff reductions under the Operational Efficiency Program were offset by planned hiring to accommodate an anticipated seasonal volume increase. Additional temporary staff were also hired and planned departures were deferred in response to unprecedented emergency situations.

    Improving customer service

    Service levels in most areas have improved in 2003 compared with 2002, with 15 of 19 retail Canadian Radio-telephone and Telecommunications Commission ("CRTC") quality of service measures meeting or exceeding targets at September 30, 2003. Three of the four remaining retail service quality measures showed steady improvement until July 2003. Recent process and system changes that are having a positive impact, include:

    - Launch and roll-out of an interactive voice recognition tool that directs callers to the appropriate destination for four contact centre numbers (ADSL, Customer Care, Business billing and Credit). The number of misdirected calls has been reduced substantially and productivity and quality of service measures have improved significantly in recent weeks;

    - Integration of the Internet support and online billing information Web site, TELUS.net, with the Company's portal myTELUS.com, providing a more seamless look and feel. The integrated Web site provides customers with 24 hours per day, 7 days per week access to support, information and self-serve tools via a single, common access at myTELUS.com. The benefits to TELUS of an integrated Web site include more efficient Web management and customer support data analysis.

    However, at the end of the third quarter of 2003, TELUS was below minimum standards for 4 of 19 retail CRTC quality of service measures, namely: "Access to Repair Bureau", "Out of Service Cleared in 24 Hours", "Repair Appointments Met", and "Access to the Business Office". Access to the business office was of particular concern, with too many customers experiencing long wait times. Service levels were affected by a number of concurrent factors, including:

    - Unprecedented emergency situations (discussed in "2. Capability to Deliver Results") and heavy seasonal volumes challenged the Company's goal to improve customer service levels.

    - TELUS hired temporary and regular staff to replace a portion of Operational Efficiency Program departures to remedy customer care staff levels in order to improve service delivery; however an inability to backfill Operational Efficiency Program departures as quickly as planned occurred in certain customer contact centres as a result of introducing more rigorous hiring and training criteria.

    - The Company had implemented a new trouble management system in July that integrated eight formerly separate systems in order to cut down customer wait times, and resolve issues the first time they are reported. Performance and stability problems were experienced with this system, reducing employee productivity and creating delays in processing customer work orders. Many of these problems are being remediated and we are seeing consistent weekly improvement. Additional actions taken to meet repair demands included re-allocating resources geographically and across departments and the use of overtime. Improvements in response times are being made and the Company expects the four quality of service metrics to improve by the end of 2003.

    Enhancing our leadership position in the North American wireless industry

    - TELUS Mobility continued to build on its industry-leading performance from the first half of 2003. Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) increased by 49% and 54% for the third quarter and first nine months of 2003, respectively, when compared with the same periods a year ago. As a result of continued EBITDA growth and reduced capital expenditures, Mobility generated substantially improved cash flow (EBITDA less capital expenditures) of $150.4 million and $397.9 million for the third quarter and first nine months of 2003, respectively, as compared with $67.8 million and $71.7 million for the same periods in 2002.

    - Mobility EBITDA margin expanded by 9 percentage points to a record 42.5% of Network revenue.

    - TELUS Mobility continues to lead the industry with average revenue per subscriber unit per month ("ARPU") of $60 and $57 for the third quarter and first nine months of 2003, respectively, while maintaining a world-class churn rate of 1.4% for both periods.

    Strengthen our financial position, based on improved operating performance

    - The Company reduced net debt and continued to improve its financial ratios in the third quarter and nine months ended September 30, 2003. The Net debt to EBITDA ratio decreased from 3.3:1 at the end of 2002 to reach the original 2003 year-end target of 3.0:1 by June 30, 2003, and was further reduced to 2.7:1 at September 30, 2003. Management has further revised its guidance to 2.7:1 or less for the end of 2003 from the 2.8:1 or less set at the end of July;

    - During the third quarter of 2003, Moody's changed its outlook for TELUS debt to 'positive' from 'stable', and Standard & Poor's changed its outlook to 'stable' from 'negative'. Collectively, the debt rating agencies have improved their outlooks or trend for TELUS debt to one 'positive' and three 'stable' assessments from four 'negative' assessments at the beginning of the year. In the bond markets, prices on TELUS Corporation notes have appreciated by approximately 15%, while interest rate spreads over the relevant benchmark government bonds have narrowed by 60% on average as at September 30, 2003, when compared with December 31, 2002.

    Achieving a settlement with our unionized employees

    In 2000, TELUS commenced collective bargaining with the Telecommunications Workers Union ("TWU") for a new collective agreement replacing the legacy agreements from BC TELECOM and Alberta-based TELUS. Since January 2003, the Company and the TWU continue to participate in a conciliation process, which includes a global review of all outstanding issues and a subsequent 60-day conciliation period. In July 2003, the conciliators concluded their global review and released their action plan, which was agreed to and accepted by the Company and the TWU. The conciliators' action plan sets out that the 60-day conciliation period will commence November 14, 2003, while, in the interim, pensions and employee benefits discussions will continue. If the outstanding issues are not resolved at the end of the 60-day period, the parties may agree to extend this phase or, alternatively, following a 21 day cooling off period, a legal work stoppage may occur no earlier than February 2004.
    If the outstanding issues are not resolved and a new collective agreement is not achieved, there is the risk of a labour disruption. While the financial and operational impacts of a labour disruption are difficult to estimate, the Company expects that in the short-term, profitability would be reduced, but cash flow would increase due to reduced capital expenditures.


    2.  Capability to Deliver Results

    Impact of Forest Fires in Western Canada, the Power Grid Failure in Eastern Canada, and computer viruses

    A number of natural disasters and other emergencies occurred during the third quarter of 2003, which tested TELUS' emergency response capability. TELUS activated its Emergency Operations Centre on four separate occasions during the month of August 2003 in response to forest fires and wind storms in B.C. and Alberta, the 'Niagara loop' power grid failure affecting Ontario, and the spread of computer viruses over the Internet. The Emergency Operations Centre provided strategic direction and support to local TELUS staff dealing with various situations, and assisted in determining short-term priorities and developing solutions. The total value of lost revenues and indirect costs of responding to these events have not been quantified.
    The B.C. forest fires in August destroyed approximately 80 km of fibre optic cable, approximately 100 km of copper cable, one cable junction box, and one TELUS Mobility cellular site. In the Kamloops area, approximately 5,000 lines were out of service - all but 65 lines were restored within 72 hours. In the Kelowna area, the damage to TELUS facilities was less severe and service was restored prior to evacuation orders being lifted. The total capital and financial losses from the various fires is currently estimated at over $2 million and is reflected in the September 30, 2003 quarterly results; however, as each fire is a separate insurance event, little if any of the losses will be recovered from insurance.
    During the electrical blackout that affected parts of Ontario in mid-August, TELUS' wireline network and emergency 911 services were fully operational. Customers with hosting services in TELUS' Intelligent Internet Data Centres in Toronto experienced no outages during the power grid failure. The TELUS Mobility network in the affected areas did experience heavy call volume, which affected performance of the network. TELUS Mobility experienced some site outages as the blackout endured. Additional power supply was sent to sites to help minimize the impact, especially where customers providing emergency services were affected.
    August and September is traditionally a busy time of year for the wireline business, with student moves and customers back from summer holidays. Call volumes to TELUS' customer contact centres increased as a result of the situations described above and as a result of the spread of computer viruses over the Internet to many of TELUS' Internet customers. Despite having added staff to customer care and technical help functions in July, the Company could not provide enough customer help resources to deal with all of these situations concurrently.
    Despite these circumstances, TELUS is meeting 15 of 19 of its retail quality of service indicators filed monthly with the CRTC. TELUS remains committed to not only maintaining but also improving customer service levels in coming quarters.

    Regulatory updates

    Approval for National video-on-demand service (Broadcasting Decision 2003-453) and Regional broadcasting distribution undertakings in Alberta and British Columbia (Broadcasting Decision 2003-407)

    On August 20, 2003, the CRTC approved applications by TELUS Communications Inc. ("TCI") to operate terrestrial broadcasting distribution undertakings to serve various communities in Alberta and British Columbia. On September 9, 2003, the CRTC approved TELUS' application for a video-on-demand undertaking licence with the same terms and conditions as previously licensed video-on-demand undertakings in Canada. The licence is national in scope and extends for a seven-year term. TCI continues to test and assess this opportunity and no launch date has been set.

    Access to Municipal Rights-of-Way (Supreme Court of Canada dismisses of Appeal of Telecom Decision 2001-23 - Ledcor/Vancouver - Construction, operation and maintenance of transmission lines in Vancouver)

    In Telecom Decision 2001-23, the CRTC resolved a dispute between the City of Vancouver and Ledcor over the access to municipal rights-of-way, granting permission to Ledcor to construct, maintain and operate transmission lines that Ledcor has constructed in Vancouver, and prescribing terms and conditions related to that permission. The Federal Court of Appeal later dismissed an appeal of Decision 2001-23. Subsequently, the Federation of Canadian Municipalities, the City of Vancouver and other appellants sought leave to appeal the Federal Court of Appeal's decision with the Supreme Court of Canada.
    On September 4, 2003, the Supreme Court of Canada decided to not hear the appeal. The significant claims for annual fees by the cities (estimated at between $30 to $60 million annually for TELUS) will not be payable. Accordingly, the CRTC's jurisdiction to grant access to municipal rights-of-way has been affirmed and TELUS, other telecommunications carriers and broadcast distribution companies will be in a better position to negotiate fair and reasonable terms of access to municipal rights-of-way for placement of facilities.

    Appeal of Telecom Decision 2003-45 - Provision of telecommunications services to customers in multi-dwelling units

    On July 30, 2003, the Canadian Institute of Public and Private Real
Estate Companies and the Building Owners and Managers Association - Canada filed a motion for leave to appeal Telecom Decision 2003-45 with the Federal Court of Appeal. In Decision 2003-45, the CRTC announced principles that allow for access by all local telephone companies to equipment and wire in buildings known as multi-dwelling units. The decision reduced considerably the uncertainty TELUS had faced in gaining access to such buildings, both where TELUS is an entrant in the market and in its incumbent territory where onerous terms and conditions of access, including fees, were being demanded by building owners. From a financial perspective, the decision reduced TELUS' exposure to potential significantly increased costs of building access. This matter is still before the courts.

    Telecom Decision 2003-49 - CRTC directs incumbent telephone companies to offer high-speed Internet services to competitors' residential telephone customers

    On July 21, 2003, the CRTC directed the incumbent telephone companies to provide their retail high-speed Internet services to residential customers receiving primary local telephone service from competitors upon request. Currently the provision of high-speed service is directly linked to the local telephone line. TELUS has determined a plan to reconfigure numerous automated systems and processes to effect this decision by the second quarter of 2004 for estimated capital and operating costs of up to $10 million. In the meantime, a manual process should begin to be rolled out towards the end of 2003.

    Telecom Decision 2003-64 - TELUS' revised service improvement plan

    On September 25, 2003, the CRTC approved TELUS' $21.4 million total service improvement program, including high cost and non-high cost service areas, to be completed over four years ending in 2006, and approved recovery of this amount from the Deferral Account. TELUS continues to defer revenues in accordance with Telecom Decision CRTC 2002-34 as the CRTC has not determined the process for disposal of the balance of deferral account liability.

    Public Notice 2003-8 - Review of Price Floor Safeguards for Retail Tariffed Services and Related Issues

    On October 23, 2003, the CRTC issued a public notice requesting comments on its current imputation test, bundling rules and other matters. The CRTC also proposed interim rules that could be effective in the first quarter of 2004. A public process to consider final rules may extend into the second half of 2004. These interim rules would have the effect of increasing the floor price that TELUS is subject to when pricing new tariffed (non-forborne) services and when offering new bundles of services that include at least one tariffed service. TELUS intends to fully participate in these public proceedings and present its perspective on the issues addressed.


    3.  Results and Key Performance Indicators

    Accounting Policy Developments

    Guarantees

    In the normal course of its operations, the Company enters into obligations which GAAP may consider to be guarantees. Effective for reporting periods ending after December 31, 2002, Canadian GAAP requires the disclosure of these guarantees and their maximum, undiscounted amounts, even when the likelihood of the Company having to make any payments under the guarantees is slight. See Note 2a and Note 16c to the interim consolidated financial statements.

    Asset Retirement Obligations

    Commencing with the Company's 2004 fiscal year, the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") for accounting for asset retirement obligations (CICA Handbook Section 3110) will apply. The new section focuses on the recognition and measurement of liabilities for statutory, contractual or legal obligations, normally when incurred, associated with the retirement of property, plant and equipment when those obligations result from the acquisition, construction, development or normal operation of the assets. The Company is currently evaluating the impact of this standard on its financial statements.

    Hedging Relationships

    Commencing with the Company's 2004 fiscal year, the new guidelines of the CICA for accounting for hedging relationships apply to the Company (CICA Accounting Guideline AcG-13). The Company's previously disclosed hedge accounting policy is compliant with the new Guideline.


    Financial Impact of Price Cap Decisions

    On May 30, 2002 and July 31, 2002, the CRTC announced its decisions on the Regulatory Framework for the Second Price Cap Period for the ILECs (Incumbent Local Exchange Carriers), or Telecom Decision 2002-34 and Telecom Decision 2002-43, which established the framework for regulation of ILECs, including TELUS. These decisions cover a four-year period beginning June 2002 for TELUS Communications Inc. and beginning August 2002 for TELUS Communications (Quebec) Inc. ("TCQI").
    On March 18, 2003, the CRTC issued Telecom Decision 2003-11, which finalized for the industry the assignment of tariffed services to the service baskets established in Regulatory Framework for the Second Price Cap Period. Also on March 18, 2003, the CRTC released Telecom Decision 2003-18, TELUS Communications Inc. - 2002 Annual price cap filing, in which it approved, on a final basis, the majority of the applications filed in 2002 by TELUS proposing rate changes pursuant to Decision 2002-34. On August 27, 2003, the CRTC released Telecom Order 2003-352 - 2003 Annual Price Cap Filing. This order approved all of TCI's tariff applications, for implementation on a prospective basis, to meet its 2003 price cap commitments.
    On August 22, 2003, the CRTC issued Telecom Decision 2003-56, which finalized for TCQI the assignment of tariffed services to the service baskets established in Decision 2002-43. The assignment was made in a manner very similar with the assignments for large ILECs in Decision 2003-11. Also on August 22, 2003, the CRTC issued Telecom Decision 2003-57 which approved, with changes, applications filed by TCQI for rate changes and directed TCQI to file further rate changes to meet its 2002 price cap commitment. All other TCQI rates were approved on a final basis.
    The impact of these decisions on TELUS was a decrease in Communications segment Operating revenues of $11.7 million and $58.7 million, respectively, for the third quarter and nine month period ended September 30, 2003, when compared with the same periods in 2002. In addition, the Communications segment EBITDA decreased by $10.6 million and $57.7 million, respectively, for the third quarter and nine month period ended September 30, 2003, when compared to the same period one year earlier.


Results of Operations
 Highlights
    Quarter ended September 30      2003       2002        Change       %
    --------------------------------------------------------------------------
    ($ in millions except per
      share amounts)
    Operating revenues              1,806.2    1,766.3       39.9        2.3
    EBITDA(1)                         754.5      663.1       91.4       13.8
    Restructuring and workforce
     reduction costs                    2.3      313.3     (311.0)     (99.3)
    Income taxes (recovery)            84.0      (50.5)     134.5         -
    Net income (loss)                 115.9     (107.4)     223.3         -
    Common Share and
     Non-Voting Share income (loss)   113.2     (110.0)     223.2         -
    Earnings (loss) per share (EPS)     0.32      (0.35)      0.67        -
    Capital expenditures              304.0      327.2      (23.2)      (7.1)
    Free cash flow(2)                 417.1      239.9      177.2       73.8
    --------------------------------------------------------------------------
    Nine months ended September 30  2003       2002       Change         %
    --------------------------------------------------------------------------
    ($ in millions except per share amounts)
    Operating revenues              5,320.4    5,212.3      108.1        2.1
    EBITDA                          2,145.1    1,873.4      271.7       14.5
    Restructuring and workforce
     reduction costs                   12.1      328.9     (316.8)     (96.3)
    Income taxes (recovery)           133.0       (0.9)     133.9         -
    Net income (loss)                 281.9      (89.8)     371.7         -
    Common Share and
     Non-Voting Share income (loss)   274.0      (97.5)     371.5         -
    Earnings (loss) per share (EPS),
     basic                              0.79      (0.32)      1.11        -
    Capital expenditures              817.3    1,281.7     (464.4)     (36.2)
    Free cash flow                    861.8       79.1      782.7         -
    -------------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) is defined as Operating revenues ($1,806.2 million and $1,766.3 million, respectively, for the third quarter of 2003 and
         2002) less Operations expense ($1,051.8 million and $1,103.2 million, respectively, for the third quarter of 2003 and 2002). As defined, EBITDA excludes Restructuring and workforce reduction costs of $2.3 million and $313.3 million, respectively, for the third quarter of 2003 and 2002.

         The Company has issued guidance on and reports EBITDA because it is a key measure used by management to evaluate performance of business units and it is utilized in measuring compliance with debt covenants. The Company also believes EBITDA is a measure commonly reported and widely used by investors as an indicator of a company's operating performance and ability to incur and service debt. The Company believes EBITDA assists investors in comparing a company's performance on a consistent basis without regard to depreciation and amortization, which are non-cash in nature and can vary significantly depending upon accounting methods or non-operating factors such as historical cost; and without regard to Restructuring and workforce reduction costs, which are transitional in nature. EBITDA is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to Operating income or Net income in measuring the Company's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions and other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows. Investors should carefully consider the specific items included in TELUS' computation of EBITDA. While EBITDA has been disclosed herein to permit a more complete comparative analysis of the Company's operating performance and debt servicing ability relative to other companies, investors should be cautioned that EBITDA as reported by TELUS may not be comparable in all instances to EBITDA as reported by other companies.

    (2) Free cash flow is defined as EBITDA less Capital expenditures, cash interest paid, cash taxes and cash dividends. For the third quarter of 2003 and 2002, the calculation is:

         ($ in millions)           2003    2002   Reference
                                   ----    ----   ---------
         EBITDA                    754.5   663.1  Defined above
         Less: Capital                            Consolidated statements
          expenditures             304.0   327.2   of cash flows
         Less: Cash interest paid   27.7    48.6  Consolidated statements
                                                   of cash flows
         Less: Cash income taxes                  Consolidated statements
          (recov.)                 (38.4)    4.2   of cash flows
         Less: Cash dividends       41.6    43.2  Consolidated statements
                                                   of cash flows
         Less: Investment tax                     Included in EBITDA and Cash
          credits received           2.5     -.-   income taxes (recov.)
                                     ---     ---
                                   417.1   239.9
                                   -----  -------

         This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows. Free cash flow is not a calculation based on Canadian or U.S. Generally Accepted Accounting Principles and should not be considered an alternative to consolidated statements of cash flows. Free cash flow is a measure that can be used to gauge TELUS' performance over time. Investors should be cautioned that Free cash flow as reported by TELUS may not be comparable in all instances to Free cash flow as reported by other companies.

    Significant changes included in the third quarter 2003 financial results, when compared with the third quarter of 2002, were:

    - Communications segment revenues decreased by $47.4 million or 3.8%. Normalized for incremental year-over-year $11.7 million negative price cap decision impacts, revenues decreased by $35.7 million or 2.8%, primarily as a result of lower voice equipment sales, lower long distance revenues from reduced long distance minutes and prices, and reduced application development revenues due to the disposal of certain assets earlier in 2003;

    - Communications segment EBITDA improved by $10.7 million or 2.1%, as the decrease in revenues was more than offset by a $58.1 million decrease in operations expense. The decrease in operations expense was primarily a result of Operational Efficiency Program savings partially offset by increased pension and other expenses;

    - Communications segment high-speed Internet net additions of 47,200 exceeded net additions of the same period in 2002 as well as net additions for the first and second quarters of 2003;

    -  Mobility Network revenue continued its strong growth, increasing
       $83.5 million or 16.9%. Mobility Network revenue growth, combined with significant operating efficiencies and economies of scale, flowed through to EBITDA at a rate of 96.6%. TELUS' Canadian industry-leading ARPU increased $2 to $60;

    - Mobility EBITDA increased $80.7 million or 49.0% as a result of strong ARPU and subscriber growth combined with a significant reduction in the churn rate and cost containment efforts;

    - Mobility EBITDA margin expanded by 9 percentage points to a record 42.5% of Network revenue;

    - Mobility net subscriber additions for the third quarter were 100,600, an increase of 7.4% continuing the positive trend experienced in the second quarter of 2003. Notably, higher revenue-generating net postpaid subscriber additions increased by 13.5% over the third quarter of 2002;

    - Mobility blended postpaid and prepaid churn declined to 1.4% per month, a considerable improvement from 1.7% for the same quarter last year, driving the 7.4% year-over-year net subscriber additions increase despite gross additions being flat.

    - Interest expense on long-term and short-term debt decreased by $14.5 million as a result of lower debt balances, while $30.7 million of interest income was recorded in the third quarter of 2003 primarily with respect to the settlement of tax matters. Interest income, net of related income taxes, contributed five cents to earnings per share in the third quarter of 2003;

    - Consolidated Free cash flow increased to $417.1 million, exceeding cash payments of $32.1 million under Restructuring and workforce reduction initiatives; and

    - Net debt decreased by $516.4 million in the third quarter of 2003 and decreased by $810.0 million during the last twelve months.

    The discussion below for Operating revenues, Operations expense, EBITDA and Capital expenditures is presented on a segmented basis. All other discussion is presented for the consolidated interim financial results.


Operating revenues - Communications segment

    -------------------------------------------------------------------------
    Quarter ended September 30      2003       2002       Change     %
    -------------------------------------------------------------------------
    ($ in millions)
    Voice local(1)                    526.2      524.4        1.8        0.3
    Voice contribution                 16.7       24.9       (8.2)     (32.9)
    Voice long distance(2)            238.5      252.3      (13.8)      (5.5)
    Data(3)                           331.9      332.2       (0.3)      (0.1)
    Other(4)                           73.0      100.0      (27.0)     (27.0)
    -------------------------------------------------------------------------
    External operating revenue      1,186.3    1,233.8      (47.5)      (3.8)
    Intersegment revenue               24.6       24.5        0.1        0.4
    -------------------------------------------------------------------------
    Total operating revenue         1,210.9    1,258.3      (47.4)      (3.8)
    -------------------------------------------------------------------------
    Nine months ended September 30  2003       2002       Change     %
    -------------------------------------------------------------------------
    ($ in millions)
    Voice local(1)                  1,574.4    1,580.9       (6.5)      (0.4)
    Voice contribution                 48.6       62.8      (14.2)     (22.6)
    Voice long distance(2)            728.8      772.2      (43.4)      (5.6)
    Data(3)                         1,027.1    1,026.7        0.4        0.0
    Other(4)                          225.1      302.5      (77.4)     (25.6)
    -------------------------------------------------------------------------
    External operating revenue      3,604.0    3,745.1     (141.1)      (3.8)
    Intersegment revenue               71.4       72.5       (1.1)      (1.5)
    -------------------------------------------------------------------------
    Total operating revenue         3,675.4    3,817.6     (142.2)      (3.7)
    -------------------------------------------------------------------------

    (1) Voice local - incremental price cap reductions of $1.5 million for the third quarter and $32.2 million for the nine months ended September 30, 2003.
    (2)  Voice long distance - incremental price cap changes of positive
         $0.4 million for the third quarter and negative $1.2 million for the nine months ended September 30, 2003.
    (3) Data - incremental price cap reductions of $10.4 million for the third quarter and $25.1 million for the nine months ended September 30, 2003.
    (4) Other - incremental price cap reductions of $0.2 million for the third quarter and $0.2 million for the nine months ended September 30, 2003.

    TELUS Communications continued its strategic focus on driving increased profitability by focusing on operational efficiency and cost control in the face of declining revenues.
    Voice local revenue is generated from access to the Company's network, which is provided to customers on a monthly subscription basis, and from the Company's optional and pay-per-use enhanced services. Local access revenue decreased by $0.5 million and $16.7 million, respectively, for the third quarter and first nine months of 2003, when compared with the same periods last year, due to price cap decision impacts and fewer access lines than one year ago were partly offset by growth in Non-ILEC business. Increased local enhanced services revenue of $2.3 million and $10.2 million, respectively, for the third quarter and first nine months, partly offset the decline in local access revenues. Excluding the negative price cap impacts, voice local revenue increased by $3.3 million or 0.6% and $25.7 million or 1.6%, respectively, for the third quarter and first nine months of 2003 as compared to 2002.
    Network access lines decreased by 4,000 lines during the third quarter of 2003 as compared with an increase of 7,000 in the third quarter of 2002. Consumer lines increased by 3,000 and 7,000, respectively, for the third quarter of 2003 and 2002, which primarily reflects seasonal increases associated with students returning to university and college. Lower seasonal growth in 2003 was a result of increased competitive line losses. Business lines decreased by 7,000 during the third quarter of 2003 and were unchanged during the same period in 2002. Business lines decreased primarily as a result of competitive losses in Western Canada exceeding gains in Central and Eastern Canada, as well as continued migration to more efficient ISDN services. For the nine-month period ended September 30, 2003, network access lines decreased by 28,000 as compared with a decrease of 46,000 for the same period in 2002. Network access lines decreased by 0.8% in the twelve-month period ended September 30, 2003, an improvement from the 1.1% rate for the twelve months ended December 31, 2002. The combined ILEC business and local consumer market share was estimated to be 96.2% at September 30, 2003 (97.0% one year earlier).
    Voice contribution revenue, which represents TELUS' share of contribution pool funds for providing service in high cost rural service areas, decreased for the quarter and nine-month periods ended September 30, 2003, when compared with the same periods one year ago. The decrease was a result of a lower shortfall calculated according to the methods prescribed by the CRTC for TELUS and other industry competitors.
    Voice long distance revenue decreased for the third quarter and nine-month period ended September 30, 2003, when compared with the same periods last year, primarily as a result of fewer consumer and business minutes and price competition. Consumer revenues decreased as a result of competitive pressures including 'dial-around' services; partly offset by an increase in the monthly long distance plan administration fee from $1.25 to $2.95 in February of this year. Business revenues decreased as a result of fewer minutes and lower rates. Wholesale settlement revenues were relatively unchanged in the third quarter and the first nine months of 2003 as higher volumes were offset by lower prices. Substitution to alternative technologies such as e-mail, Internet and wireless contributed to long distance revenue and minute erosion.
    Data revenues include Internet access, hosting and applications, LAN/WAN, gateway service, internetworking and remote access, managed information technology (IT) services and legacy data services such as private line, switched data services, data local access, data settlements and data equipment sales. Wireless data revenues are included in Mobility segment Network revenues. Communications segment data revenue growth was relatively flat as increased Internet-related revenues were offset by price cap impacts and lower revenues for data equipment sales and other services. This included a reduction of application development revenues by approximately $7 million and $14 million, respectively, for the third quarter and first nine months of 2003, when compared with the prior year, due to the disposal of certain assets during the second quarter of 2003. Data revenue growth excluding the negative price cap impacts was $10.1 million or 3.0% and $25.5 million or 2.5%, respectively, for the third quarter and first nine months of 2003 as compared to 2002. Internet service revenues increased by $14.8 million and $62.2 million, respectively, primarily as a result of growth in the Internet subscriber base. TELUS high-speed Internet subscriber additions were a strong 47,200 during the third quarter of 2003 due in part to a new introductory offer. This is in contrast to an industry trend of lower net additions each quarter.
    Other revenue decreased for the third quarter and first nine months of 2003, when compared with the same periods in 2002, primarily as a result of lower voice equipment rental and sales, as well as lower rent from support structures, lower installation and contract services, and lower individual line service grants in respect of the conversion of multi-party lines to single lines in high cost rural areas in Alberta in the early 1990s.
    Total external operating revenue discussed above included Non-ILEC revenues of $138.4 million for the third quarter of 2003 and $135.9 million for the third quarter of 2002, an increase of $2.5 million or 1.8%. Non-ILEC revenues for the nine-month period ended September 30, 2003 were $417.7 million, compared with $375.0 million for the same period last year - an increase of $42.7 million or 11.4%. Growth in Non-ILEC application development revenues was affected by the disposal of certain assets discussed in data revenues above, reducing the revenues by approximately $7 million and $14 million, respectively, for the quarter and nine months ending September 30, 2003, when compared with the same periods in 2002. Normalized for such asset disposal, Non-ILEC revenues increased by approximately $9.5 million or 7% in the third quarter and approximately $56.7 million or 15% respectively.
    Intersegment revenues represent services provided by the Communications segment to the Mobility segment. These revenues are eliminated upon consolidation together with the associated expense from the Mobility segment.


Key operating indicators - Communications segment

(000s for subscribers and additions)      2003      2002     Change    %
    -------------------------------------------------------------------------
    As at September 30
    ------------------
    Network access lines, end of period    4,883    4,921     (38)      (0.8)
    Total Internet subscribers(1),
     end of period                         849.7    783.0    66.7        8.5
      Dial-up                              333.7    416.2   (82.5)     (19.8)
      High-speed                           516.0    366.8   149.2       40.7

    Quarter ended September 30
    --------------------------

    Change in Network access lines            (4)       7     (11)    (157.1)
    Total Internet subscriber
     net additions                          29.1     25.4     3.7       14.6
      Dial-up                              (18.1)   (15.4)   (2.7)     (17.5)
      High-speed                            47.2     40.8     6.4       15.7

    Nine months ended September 30
    ------------------------------

    Change in Network access lines           (28)     (46)     18       39.1
    Total Internet subscriber
     net additions(1)                       48.0    113.1   (65.1)     (57.6)
      Dial-up                              (58.0)   (38.9)  (19.1)     (49.1)
      High-speed                           106.0    152.0   (46.0)     (30.3)
    -------------------------------------------------------------------------

    (1) As a result of a subscriber audit following a billing system conversion in the third quarter of 2002, Internet subscriber counts and net additions for the first six months of 2003 are net of reductions of approximately 13,000 dial-up subscribers and approximately 4,700 high-speed Internet subscribers.


    Operating revenues - Mobility segment
    Quarter ended September 30              2003     2002    Change     %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue                        577.4    493.9    83.5       16.9
    Equipment revenue                       42.5     38.6     3.9       10.1
    -------------------------------------------------------------------------
    External operating revenue             619.9    532.5    87.4       16.4
    Intersegment revenue                     4.0      4.9    (0.9)     (18.4)
    -------------------------------------------------------------------------
    Total operating revenue                623.9    537.4    86.5       16.1
    -------------------------------------------------------------------------
    Nine months ended September 30          2003     2002   Change        %
    -------------------------------------------------------------------------
    ($ in millions)
    Network revenue                      1,595.9  1,362.2   233.7       17.2
    Equipment revenue                      120.5    105.0    15.5       14.8
    -------------------------------------------------------------------------
    External operating revenue           1,716.4  1,467.2   249.2       17.0
    Intersegment revenue                    11.6     13.2    (1.6)     (12.1)
    -------------------------------------------------------------------------
    Total operating revenue              1,728.0  1,480.4   247.6       16.7
    -------------------------------------------------------------------------

    Mobility Network revenue is generated from monthly billings for access fees, incremental airtime charges, prepaid time consumed or expired, wireless Internet services and fees for value-added services. Network revenue increased for the three months ended September 30, 2003 as compared to the same period in 2002 as a result of increased ARPU and the continued expansion of TELUS Mobility's subscriber base by 14.0% to approximately 3.3 million subscribers from 2.9 million one year ago. ARPU increased to $60 from $58 for the same quarter last year.
    TELUS Mobility's execution of its strategic focus on profitable revenue growth and subscriber retention resulted in a higher ARPU and a substantially improved churn rate year-over-year. The $2 increase in ARPU continued to build upon the year-over-year increases experienced in the first half of 2003, reversing the previously declining trend. Similarly, ARPU for the first nine months of 2003 was $57 as compared to $55 for the same period last year. The improved ARPU was a result of increased usage and disciplined pricing changes including per-minute billing and the reduction of eligible hours included in certain 'free evening and weekend' rate plan features. Average minutes of use ("MOU") per subscriber per month were 367 for the third quarter of 2003 and 342 for the first nine months of 2003 as compared to 297 and 286, respectively, for the same periods in 2002. As of September 30, 2003, postpaid subscribers accounted for 82.4% of the total cumulative subscriber base as compared to 84.1% one year earlier and have been stable during the current year. Net postpaid subscriber additions of 76,400 for the third quarter of 2003 represented 75.9% of all net additions in the period as compared to 67,300 (71.8%) for the corresponding period one year ago. Moreover, net postpaid additions increased by 13.5% in the current period, reversing a negative trend experienced since the third quarter of 2002. For the first nine months of 2003, net postpaid additions represented 74.3% of all net additions as compared to 76.7% in the same period one year earlier. Total net subscriber additions for the third quarter increased 7.4%.
    Blended postpaid and prepaid churn rate averaged 1.4% per month in the third quarter of 2003, a considerable improvement from 1.7% for the comparable period one year earlier, and up only slightly from 1.3% in the second quarter of 2003. The churn rate for the first nine months of 2003 was 1.4% as compared to 1.8% for the same period last year. Deactivations declined 6.6% to 133,500 for the third quarter 2003 as compared to 142,900 for the same period in 2002 despite a 14.0% increase in the subscriber base. Deactivations for the first nine months of 2003 were 393,900 as compared to 451,700 for the same period last year representing a 12.8% decline. The decline in churn can be attributed to improved network quality and coverage, improved client service levels, client contracting as part of loyalty and retention programs, and specific grandfathered rate plans related to per-second billing and the change to certain 'free evening and weekend' rate plan features.
    Equipment sales, rental and service revenue in the three-month period ended September 30, 2003, was $42.5 million as compared to $38.6 million for the same period in 2002. Equipment revenue for the first nine months of 2003 was $120.5 million representing an increase of $15.5 million or 14.8% over the same period in 2002. The increase occurred despite a decline in gross subscriber additions to 234,100 and 664,000 for the third quarter and first nine months of 2003, respectively, as compared to 236,600 and 738,500 for the same periods in 2002. The increase in revenue was principally due to handset price increases, product mix, and increased retention and upgrade activity.
    Intersegment revenues represent services provided by the Mobility segment to the Communications segment. These revenues are eliminated upon consolidation together with the associated expense from the Communications segment.


    Key operating indicators - Mobility segment

    (000s for subscribers and additions)    2003     2002     Change      %
    -------------------------------------------------------------------------
    As at September 30
    ------------------
    Subscribers - postpaid               2,691.4    2,408.9    282.5    11.7
    Subscribers - prepaid                  574.2      455.6    118.6    26.0
                                        ---------  ---------  -------  ------
    Subscribers - total                  3,265.6    2,864.5    401.1    14.0

    Total POPs(1) covered including
     roaming/resale (millions)(2)           29.1       26.9      2.2     8.2

    Quarter ended September 30
    --------------------------
    Net subscriber additions - postpaid     76.4       67.3      9.1    13.5
    Net subscriber additions - prepaid      24.2       26.4     (2.2)   (8.3)
                                        ---------  ---------  -------  ------
    Net subscriber additions - total       100.6       93.7      6.9     7.4

    Churn, per month (%)(3a)                 1.4        1.7     (0.3)      -
    Acquisition COA(3b) per
     gross subscriber add. ($)(3c)           406        391       15     3.8
    ARPU ($)(3d)                              60         58        2     3.4

    EBITDA to network revenue (%)           42.5       33.4      9.1       -
    Retention COA to network revenue (%)     3.9        3.6      0.3       -
    EBITDA excluding
      Acquisition COA ($ millions)(3e)     340.6      256.8     83.8    32.6

    Nine months ended September 30
    ------------------------------
    Net subscriber additions - postpaid    200.8      219.9    (19.1)   (8.7)
    Net subscriber additions - prepaid      69.3       66.9      2.4     3.6
                                        ---------  ---------  -------  ------
    Net subscriber additions - total       270.1      286.8    (16.7)   (5.8)

    Churn, per month (%)                     1.4        1.8     (0.4)      -
    Acquisition COA per gross
     subscriber add. ($)(4)                  420        405       15     3.7
    ARPU ($)                                  57         55        2     3.6

    EBITDA to network revenue (%)           39.2       29.8      9.4       -
    Retention COA to network revenue (%)     4.0        4.0        -       -
    EBITDA excluding Acquisition COA
     ($ millions)                          904.0      683.0    221.0    32.4
    -------------------------------------------------------------------------

    (1) POPs is an abbreviation for Population. A POP refers to one person living in a population area, which in whole or substantial part is included in the coverage areas.
    (2) TELUS Mobility has not activated all digital-roaming areas. As at September 30, 2003, TELUS Mobility PCS digital population coverage was 21.7 million and 29.0 million including the roaming/resale agreements principally with Bell Mobility and Aliant Telecom Wireless.
    (3) The following are not measures under accounting principles generally accepted in Canada and the U.S. These measures are industry metrics and are useful in assessing the operating performance of a wireless company. The definitions of these measures are as follows:
           a. Churn is calculated as the number of subscriber units disconnected during the period divided by the average number of units on the network, expressed as a rate per month.
           b. Acquisition COA consists of the total of handset subsidies, commissions, and advertising & promotion expenses related to the initial customer acquisition during a given period.
           c.  Acquisition COA per gross subscriber add - Acquisition COA divided by gross subscriber activations during the period.
           d.  ARPU is calculated as network service revenue divided by the average number of units on the network during the period,
               expressed as a rate per month.
           e. EBITDA excluding Acquisition COA is a measure for operational profitability normalized for the period costs of adding new customers.
    (4) For the nine-month period ended September 30, 2002, Acquisition COA of $405 excluded the $21.0 million favourable clarification of tax legislation by the Ontario Provincial Sales Tax authorities, representing a reversal of a cumulative COA liability.


    Operations expense - Communications segment

    ($ in millions)                         2003     2002      Change    %
    -------------------------------------------------------------------------
    Quarter ended September 30              701.9     760.0    (58.1)   (7.6)
    Nine months ended September 30        2,155.7   2,350.4   (194.7)   (8.3)
    -------------------------------------------------------------------------

    Operations expense for the Communications segment decreased in the quarter and nine-month periods ended September 30, 2003, when compared with the same periods last year, primarily due to the traction of the Operational Efficiency Program that became significant beginning in the third quarter last year, as well as lower Non-ILEC expenses and lower equipment costs of sales, partly offset by an increased pension expense in 2003. In addition, expenses in the nine-month period last year were reduced by a $40 million investment tax credit.
    The significant changes in operating expenses for the third quarter and nine months ended September 30, 2003, when compared with the same periods in 2002, were:

    - Incremental Operational Efficiency Program savings from lower salaries and benefits of $73.0 million and $225.0 million, respectively. Staff levels, including hiring of temporary and regular customer contact centre staff, increased by 38 in the third quarter of 2003, but have decreased by 835 and 3,339, respectively, when compared with the end of 2002 and with September 2002. During the fourth quarter of 2003, over 500 net staff reductions are expected to occur so that the Company achieves the planned targets announced under Operational Efficiency Program initiatives;

    - Incremental Operational Efficiency Program non salary-related savings were $7.0 million and $54.0 million, respectively. The non salary-related savings were from lower employee-related overhead costs, use of fewer contractors, and lower advertising and promotions expense;

    - Equipment cost of sales decreased by $9.7 million and $45.2 million, respectively, primarily as a result of lower sales of voice and data equipment. This included approximately $12 million year-to-date, of lower high-speed Internet cost of sales as a result of reduced gross additions of high-speed Internet subscribers, lower modem prices, and recognition of certain promotional discounts to customers recorded as an offset against revenues;

    - Bad debt expense decreased by $4.5 million and $2.2 million, respectively;

    - The expense for the Software and Related Technology and Service Agreements with Verizon Communications Inc. ("Verizon"), was lower by $1.2 million and $8.1 million, respectively;

    - Expenses for the nine-month period ended September 30, 2003 increased by $38.8 million, when compared with 2002, as a result of significant investment tax credits recorded in 2002 ($40.0 million in 2002;
       $1.2 million in 2003). The investment tax credits were recognized as a result of a settlement with tax authorities for previous years' claims and were recorded as a reduction to operations expense;

    - Increased pension expense for defined benefit and defined contribution plans of $11.5 million and $39.3 million, respectively;

    - Expenses increased by $3.8 million and $30.6 million, respectively, as a result of lower labour capitalization representing lower capital build activities consistent with lower salaries and benefits as a result of Operational Efficiency Program savings;

    - Overtime expenses increased by $3.8 million in the third quarter and first nine months of 2003, as compared with 2002 in response to a number of natural disasters and other emergencies;

    - All other changes increased expenses by $18.2 million for the quarter and $27.3 million for the nine-month period.

    Included in the total segment expenses discussed above, Non-ILEC operations expenses for the quarter and nine-month periods ended September 30, 2003 were $144.4 million and $444.3 million, respectively, compared with $159.2 million and $464.5 million, respectively, in the same periods last year. This represented decreases of $14.8 million or 9.3% and $20.2 million or 4.3%, respectively as a result of operating efficiencies and the greater use of on-net facilities, despite increasing revenues.

    Operations expense - Mobility segment

    ($ in millions)                      2003     2002       Change     %
    -------------------------------------------------------------------------
    Quarter ended September 30          378.4      372.6        5.8      1.6
    Nine months ended September 30    1,102.6    1,074.2       28.4      2.6
    -------------------------------------------------------------------------

    Mobility operations expense in the third quarter increased by $5.8 million or 1.6% and increased (after normalizing for the $21.0 million favourable PST ruling in 2002) by $7.4 million or 0.7% for the first nine months of 2003, when compared with the same periods in 2002. TELUS Mobility has been able to achieve significant economies of scale as evidenced by growth in subscribers of 14.0% and Network revenue of 16.9% in the third quarter while maintaining flat operating expenses year-over-year.
    Expenses related to equipment sales increased $1.1 million (1.3%) to $86.4 million in the third quarter as compared to $85.3 million for the same period one year earlier. Despite a decline in gross subscriber additions in the third quarter from 236,600 to 234,100, the increase in equipment expense was due to higher retention activity. For the first nine months of 2003, equipment expenses increased by $8.5 million or 3.4% over the same period last year. However, prior year expenses included a $21.0 million reduction resulting from a clarification of provincial sales tax legislation related to handset subsidies, which represented the reversal of a cumulative liability previously recorded in marketing cost of acquisition ("COA"). Once normalized to exclude the 2002 provincial sales tax credit, equipment expense for the first nine months of 2003 decreased $12.5 million or 4.6% as compared with the same period in 2002. This decrease was principally due to a decline in gross subscriber activations and improved handset pricing including favourable exchange rates. Gross subscriber activations were 664,000 for the first nine months of 2003 as compared to 738,500 for the same period last year. The cost improvement due to the reduction in gross subscriber additions was partially offset by increased retention activity in the first nine months of 2003. Handset costs are included in marketing cost of acquisition (COA).
    Network operating expenses consist of site-related expenses, transmission costs, spectrum licence fees, contribution revenue taxes, and other direct costs related to network operations. Network operating expenses remained relatively flat at $97.9 million and $274.7 million for the third quarter and first nine months of 2003, respectively, compared to $97.9 million and $274.6 million for the same periods last year. This occurred despite increases in transmission and site-related expenses to support the increased cell sites, subscriber base, and improved network quality and coverage. These costs were offset by a reduction in Industry Canada spectrum licence fees of approximately $7.0 million for the first nine months. TELUS Mobility has focused efforts on containing these costs through negotiating improved leased transmission rates, roaming rates, and maintenance rates with a number of telecommunications carriers and key vendors. PCS digital population coverage expanded by 7.3 million (principally due to roaming with Bell - 5.1 million and Aliant - 1.5 million) to 29.0 million during the year.
    Marketing expenses excluding handset subsidies were $67.2 million for the third quarter and $188.3 million for the first nine months of 2003 as compared to $56.7 million and $164.3 million for the same periods in 2002. The increases were primarily due to higher dealer compensation costs associated with the expanded cumulative subscriber base and to increased re-contracting activity. Acquisition COA was $406 for the third quarter of 2003 as compared to $391 for the same period last year. However, Acquisition COA for the third quarter of 2003 declined $22 from $428 in the second quarter of 2003. Acquisition COA for the first nine months of 2003 was $420 as compared to $405 (excluding any benefit from the $21.0 million PST clarification) for the same period in 2002. The small increases in acquisition COA were principally due to higher marketing costs and lower gross subscriber additions partially offset by lower handset subsidies.
    General and Administration ("G&A") expenses consist of employee compensation and benefits, facilities, client services, bad debt and various other expenses. G&A expenses declined in the third quarter and for the first nine months of 2003 despite a subscriber base growth of 14.0% and Network revenue growth of 16.9% in the quarter. G&A expenses were $126.9 million and $380.4 million for the third quarter and first nine months of 2003, respectively, as compared to $132.7 million and $384.6 million for the same periods in 2002. The declines of $5.8 million in the third quarter and $4.2 million for the first nine months of 2003 were primarily due to lower bad debts. The improvements in bad debts can be attributed to the completion of billing system conversions in 2002 and improvement in credit and collections. TELUS Mobility completed five major billing system conversions by October 2002 after an 18-month period. TELUS Mobility only slightly increased full-time equivalent employees (FTE's) to 5,175 from 5,149 one year earlier despite the increase in the subscriber base and the number of retail store personnel over the same period.


    Earnings(1) Before Interest, Taxes, Depreciation and Amortization
    (EBITDA) by segment
    Quarter ended September 30            2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment               509.0     498.3      10.7       2.1
    Mobility segment                     245.5     164.8      80.7      49.0
    -------------------------------------------------------------------------
    TELUS Consolidated                   754.5     663.1      91.4      13.8
    -------------------------------------------------------------------------
    Nine months ended September 30        2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment             1,519.7   1,467.2      52.5       3.6
    Mobility segment                     625.4     406.2     219.2      54.0
    -------------------------------------------------------------------------
    TELUS Consolidated                 2,145.1   1,873.4     271.7      14.5
    -------------------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.


    EBITDA(1) margin(2) by segment (%)
    Quarter ended September 30            2003      2002    Change
    ---------------------------------------------------------------
    ($ in millions)

    Communications segment                42.0      39.6       2.4
    Mobility segment(3)                   39.3      30.7       8.6
    TELUS Consolidated                    41.8      37.5       4.3
    ---------------------------------------------------------------

    Nine months ended September 30        2003      2002    Change
    ---------------------------------------------------------------
    ($ in millions)

    Communications segment                41.3      38.4       2.9
    Mobility segment(3)                   36.2      27.4       8.8
    TELUS Consolidated                    40.3      35.9       4.4
    ---------------------------------------------------------------

    (1) Excluding Restructuring and workforce reduction costs.
    (2) EBITDA divided by total revenue.
    (3) EBITDA margin as a percentage of network revenue was 42.5% and 39.2% for the third quarter and year-to-date 2003, respectively, as compared to 33.4% and 29.8% (28.3% before PST clarification) for the same periods last year.

    Communications segment EBITDA and EBITDA margin excluding Restructuring and workforce reduction costs improved for the third quarter and nine months ended September 30, 2003, when compared with the same periods in 2002, primarily as a result of:

    -  Operational Efficiency Program savings of $80 million and
       $279 million, respectively;
    - Non-ILEC EBITDA improved by $17.3 million and $62.9 million, respectively; and
    - Partly offset by negative price cap decision impacts, decreasing long distance and other revenues, increased pension costs, and the investment tax credits received in 2002.

    Normalized for price cap decision impacts, Communications segment EBITDA increased by $21.3 million or 4.3% and $110.2 million or 7.5%, respectively, for the third quarter and first nine months of 2003 as compared to 2002.
    TELUS Mobility segment EBITDA and EBITDA margin improvement for the third quarter and first nine months of 2003 was attributed to strong ARPU and subscriber growth combined with a significant reduction in the churn rate and cost containment.
    TELUS Mobility EBITDA growth for the third quarter represented a flow-through rate of 96.6% of Network revenue growth. Consequently, EBITDA for the first nine months of 2003 grew 54.0% to $625.4 million. When the $21.0 million favourable PST clarification is excluded, EBITDA for the first nine months of 2003 increased by 62.4%. EBITDA margin, when calculated as a percentage of network revenue, improved to 42.5% for the third quarter and 39.2% for the first nine months of 2003 as compared to 33.4% and 29.8% (28.3% before the PST clarification), respectively, for the same periods one year earlier.

    Depreciation and amortization

    Quarter ended September 30            2003      2002    Change       %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                         308.9     307.3       1.6       0.5
    Amortization of intangible assets     98.3      93.5       4.8       5.1
    -------------------------------------------------------------------------
    Nine months ended September 30        2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Depreciation                         949.5     898.5      51.0       5.7
    Amortization of intangible assets    278.9     261.9      17.0       6.5
    -------------------------------------------------------------------------

    Depreciation and amortization expenses increased by $6.4 million and $68.0 million, respectively, in the quarter and nine-month periods ended September 30, 2003, when compared with the same periods in 2002, primarily as a result of growth in shorter life capital assets, including billing system and customer relationship management software, data network capital assets.


    Restructuring and workforce reduction costs
    ($ in millions)                       2003      2002    Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30             2.3     313.3    (311.0)    (99.3)
    Nine months ended September 30        12.1     328.9    (316.8)    (96.3)
    -------------------------------------------------------------------------

    Restructuring and workforce reduction costs were recorded for initiatives under the Company's Operational Efficiency Program. In 2001, the Company initiated the phased Operational Efficiency Program aimed at improving operating and capital productivity and competitiveness. The second and third phases commenced in 2002, with the third phase continuing into 2003. Thirty-nine customer contact centres have been closed and consolidated to date, and it is currently expected that the Company will achieve its target for closing or consolidating 44 customer contact centres by the end of 2003. It is estimated that additional restructuring charges of approximately $7 million may be recorded in 2003. For further detail, refer to Note 4 to the interim consolidated financial statements.
    Net staff reductions since the beginning of 2002 through to September 30, 2003 were approximately 6,000. Since the inception of the Operational Efficiency Program in 2001 through September 30, 2003, the Company has reduced its staff count by approximately 6,800, comprised of 4,900 bargaining unit positions and 1,900 management positions. TELUS believes it will attain the 500 additional net employee reductions in 2003 required to meet the Operational Efficiency Program targeted reduction of 7,300 net positions since inception or 6,500 since the beginning of 2002.
    EBITDA savings since inception of the Operational Efficiency Program have increased to approximately $429 million by the end of the third quarter of 2003. The annual savings for 2003 are currently expected to be approximately $450 million. Thereafter, annual recurring savings are currently estimated to be approximately $550 million.

    Other expense
    ($ in millions)                       2003      2002     Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30             7.6       7.7      (0.1)     (1.3)
    Nine months ended September 30        19.8      18.4       1.4       7.6
    -------------------------------------------------------------------------

    Other expense includes accounts receivable securitization expense, charitable donations, income or impairments in portfolio investments, gains and losses on disposal of property, and 2002 discontinued operations. The Company recorded $2.4 million lower losses on portfolio investments and asset sales for the third quarter of 2003 as compared with the same period in 2002, offset by later timing of charitable donations in 2003. For the first nine months of 2003, gains from the sale of properties were $7.7 million compared with $1.3 million for the same period in 2002. Accounts receivable securitization expense decreased by $0.6 million and increased by $5.4 million, respectively, for the third quarter and nine-month period ended September 30, 2003, when compared with the same periods in 2002. The increase for the nine month period was as a result of expanding the securitization program in July 2002. Proceeds from securitization averaged $471 million for the first nine months of 2003, compared with $191 million in the same period last year.


    Financing costs
    ($ in millions)                       2003      2002     Change     %
    -------------------------------------------------------------------------
    Quarter ended September 30           136.5      98.6      37.9      38.4
    Nine months ended September 30       467.2     454.0      13.2       2.9
    -------------------------------------------------------------------------

    Financing costs include interest expense on long-term and short-term debt, gains on debt repurchase (in 2002), interest income, foreign exchange gains and losses and amortization of debt issue costs. See note 5 to the interim consolidated financial statements.

    - Financing costs in the third quarter of 2002, were net of an $82.4 million pre-tax gain on debt redemption. The gain in 2002 arose from the repurchase of approximately $402 million principal amount of notes and debentures of TELUS Corporation and TELUS Communications Inc. for a cash outlay of approximately $310 million including commissions and net of cross currency swap unwind proceeds.

    - Interest on long-term and short-term debt decreased by $14.5 million and $34.0 million, respectively, in the third quarter and nine month periods ended September 30, 2003, when compared with the same periods in 2002. This was primarily a result of debt repurchases and retirements. TELUS maintains a hedging program using cross-currency swaps, and as a result, financing costs were generally unaffected by the appreciation of the Canadian dollar against the U.S. dollar in 2003.

    - Interest income, which has the effect of reducing financing costs, increased by $30.1 million and $35.6 million, respectively, for the third quarter and first nine months of 2003, when compared with the same periods in 2002. Interest income in 2003 and in 2002 was recognized primarily as a result of tax refunds received from the settlement of various tax matters.

    The average debt principal outstanding was $7,750 million in the third quarter of 2003 ($8,899 million in the third quarter of 2002), while the effective interest rate on the average debt outstanding was 8.3% (7.9% in 2002). During the first nine months of 2003, the average debt principal outstanding was $7,993 million ($8,836 million during the first nine months of 2002), while the effective interest rate on the average debt outstanding was 8.2% (8.0% in 2002).


   Income taxes (recovery)
    ($ in millions)                       2003      2002     Change       %
    -------------------------------------------------------------------------
    Quarter ended September 30            84.0     (50.5)    134.5         -
    Nine months ended September 30       133.0      (0.9)    133.9         -
    -------------------------------------------------------------------------

    The increase in Income taxes for the quarter and nine-month periods ended September 30, 2003, when compared with the same periods in 2002, were primarily related to increases in income before taxes of $358.2 million and $505.9 million, respectively. In addition, for the nine-month period ended September 30, 2003, TELUS, recorded a $47.0 million income tax recovery for settlement of previous years' tax matters, which significantly impacted the year-to-date effective tax rate. See note 6 to the interim consolidated financial statements.


    Non-controlling interest
    ($ in millions)                       2003      2002      Change     %
    -------------------------------------------------------------------------
    Quarter ended September 30             1.0       0.6       0.4      66.7
    Nine months ended September 30         2.7       2.4       0.3      12.5
    -------------------------------------------------------------------------

    Non-controlling interest primarily represents a partner's interest in a small foreign subsidiary.

    Preferred dividends
    ($ in millions)                       2003      2002     Change       %
    -------------------------------------------------------------------------
    Quarter ended September 30             0.9       0.8       0.1         -
    Nine months ended September 30         2.6       2.6         -         -
    -------------------------------------------------------------------------

    There were no significant changes to quarterly dividends on preferred shares.


    Interest on convertible debentures
    ($ in millions)                       2003      2002     Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30             1.8       1.8         -         -
    Nine months ended September 30         5.3       5.1       0.2       3.9
    -------------------------------------------------------------------------

    The interest on convertible debentures is presented net of related income taxes. As these debentures are convertible into non-voting shares and are classified as equity on the balance sheet, the related interest is recorded as a charge to retained earnings rather than an interest expense.

    Liquidity and capital resources

    Cash provided by operating activities
    ($ in millions)                       2003     2002     Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30           849.7     804.8      44.9       5.6
    Nine months ended September 30     1,729.1   1,381.1     348.0      25.2
    -------------------------------------------------------------------------

    Cash provided by operating activities increased for the quarter and nine month period ended September 30, 2003, when compared with the same periods last year principally as a result of improvement in operating profitability, lower cash interest from debt reduction, and recovery of income taxes in 2003 associated with settlement of tax matters. This was partially offset by reduced investment in accounts receivable in 2002 from expanding the accounts receivable securitization program. Payments under restructuring and workforce reduction initiatives in 2003 were $32.1 million for the third quarter and $233.6 million for nine-month period, compared with $56.7 million and $134.0 million, respectively, in the same periods in 2002. Contributions to defined benefit pension plans net of defined benefit plan expenses (credits) increased by $6.9 million for the third quarter and decreased by $17.6 million for the nine-month period. Other working capital changes included: (i) increased Accounts payable for the third quarter of 2003 and 2002 for accrual of interest to be paid in the fourth quarter, partly offset in 2002 by a drop in accounts payable due to Operational Efficiency Program initiatives and timing of payments to vendors; (ii) increased Advance billings and customer deposits primarily from the price cap deferral account.
    During the third quarter the Company delivered notice that, effective October 27, 2003, it would make an accounts receivable securitization reduction payment of $106 million. In October 2003, TELUS received a $162 million refund of income taxes as a result of previously announced settlements with income tax authorities. Cash flow from operations in the fourth quarter of 2003 will include the tax refund and the securitization reduction payment.


    Cash provided (used) by investing activities
    ($ in millions)                       2003     2002    Change       %
    -------------------------------------------------------------------------
    Quarter ended September 30          (307.8)   (322.1)     14.3       4.4
    Nine months ended September 30      (776.4) (1,310.3)    533.9      40.7
    -------------------------------------------------------------------------

    Net cash used by investing activities decreased for the third quarter and nine-month period ended September 30, 2003, when compared with the same periods last year, primarily as a result of reduced capital spending. In addition, the Company disposed of non-strategic properties and monetized an investment for net proceeds of $19.0 million in the second quarter of 2003. In the first quarter of 2003, the Company disposed of an administrative property under the terms of a sale and leaseback transaction. An $8.2 million pre-tax gain on the administrative property sale, on total cash proceeds of $19.3 million, was deferred and is amortized over the term of the lease. In the third quarter of 2002, the Company disposed of its remaining directory operations in the U.S. for proceeds of $7.8 million.


    Capital expenditures by segment

    Quarter ended September 30            2003     2002     Change      %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment               208.9     230.2     (21.3)     (9.3)
    Mobility segment                      93.7      92.5       1.2       1.3
    -------------------------------------------------------------------------
    Capital expenditures - general       302.6     322.7     (20.1)     (6.2)
    Mobility segment - wireless spectrum   1.4       4.5      (3.1)    (68.9)
    -------------------------------------------------------------------------
    Total capital expenditures           304.0     327.2     (23.2)     (7.1)
    -------------------------------------------------------------------------
    -----------------------------------------------------------------
    Capital expenditure intensity(1)(%)   16.8      18.5      (1.7)
    -----------------------------------------------------------------
    Nine months ended September 30        2003      2002    Change         %
    -------------------------------------------------------------------------
    ($ in millions)
    Communications segment               589.8     947.2    (357.4)    (37.7)
    Mobility segment                     226.1     330.0    (103.9)    (31.5)
    -------------------------------------------------------------------------
    Capital expenditures - general       815.9   1,277.2    (461.3)    (36.1)
    Mobility segment - wireless spectrum   1.4       4.5      (3.1)    (68.9)
    -------------------------------------------------------------------------
    Total capital expenditures           817.3   1,281.7    (464.4)    (36.2)
    -------------------------------------------------------------------------
    -----------------------------------------------------------------
    Capital expenditure intensity(1)(%)   15.4      24.6      (9.2)
    -----------------------------------------------------------------

    (1) Capital Intensity is measured by dividing capital expenditures into operating revenues, expressed as a percentage. This measure provides a method of comparing the level of capital expenditures to other companies within the same industry.


    Capital spending decreased in the Communications segment in the third quarter and first nine months of 2003, when compared to the same periods in 2002. For the third quarter, Non-ILEC expenditures decreased by $27.9 million to $22.4 million, and for the first nine months Non-ILEC expenditures decreased by $97.6 million to $76.0 million. Non-ILEC capital expenditures decreased as a result of the Company concentrating its deployment activity on meeting growth demands through the use of assets in place. ILEC capital expenditures increased by $6.6 million to $186.5 million for the third quarter, and decreased by $259.8 million to $513.8 million for the first nine months, when compared with the same periods in 2002. The primary changes in ILEC capital expenditures were:

    - High-speed Internet ("ADSL") facilities and systems expenditures increased by $2.2 million to $25.2 million for the third quarter and decreased by $96.2 million, to $66.4 million for the first nine months of 2003, when compared to the same periods in 2002. Lower spending on ADSL in 2003 was due to a focus on higher utilization of existing facilities, the completion of accelerated facility deployment and system in 2002, and slowing growth in the industry;

    - There were no purchases from Verizon in 2003 for software licences and trademark licences compared with $55.5 million in the first nine months of 2002; and

    - Increased spending on new service development was partly offset by reductions in other spending in the third quarter of 2003. For the first nine months of 2003, spending on network infrastructure decreased due to lower demand for facilities and spending on internal systems and processes also decreased due to completion of initiatives in 2002, as planned, such as the national long distance and card service platform and internal web enablement projects, partly offset increased spending on new service development.

    The Communications segment capital intensity ratios for the quarter and nine-month period ended September 30, 2003 were 17.3% and 16.0%, respectively, when compared with 18.3% and 24.8%, respectively, for the same periods last year. As a result of reduced capital expenditures and improved EBITDA, the Communications segment contribution to Cash flow (EBITDA less capital expenditures) for the quarter and nine months ended September 30, 2003 increased to $300.1 million and $929.9 million, respectively, from $268.1 million and $520.0 million, respectively, in the same periods last year.
    Mobility capital expenditures were relatively flat for the third quarter and significantly lower for the first nine months of 2003 as compared to the same periods in 2002. TELUS Mobility continued the enhancement of digital wireless coverage during the third quarter of 2003. Also, TELUS Mobility has started building out a significant amount of Microwave in 2003 aimed at reducing future leased line costs. Capital spending declined significantly year-over-year principally as a result of:

    -   Implementation of the 1X digital network in 2002;

    -   Digital conversion of analogue networks in 2002;

    - Reduced coverage expansion costs in 2003 due to operationalized roaming/resale agreements in 2002 with Bell Mobility and Aliant Telecom Wireless; and

    - Timing of network capital expenditures in 2003, lower planned net subscriber additions, improved infrastructure equipment costs, and a stronger Canadian dollar.

    Capital expenditure intensity for TELUS Mobility was 15.2% and 13.2% for the third quarter and first nine months of 2003, respectively, as compared to 18.0% and 22.6% for the same periods one year ago due to both lower capital spending and significant growth in network revenues. As a result of continued EBITDA growth and reduced capital expenditure intensity, Mobility generated substantially improved cash flow (EBITDA less capital expenditures) of $150.4 million and $397.9 million, or 26.0% and 24.9% of Network revenue, for the third quarter and first nine months of 2003, respectively, as compared with $67.8 million and $71.7 million, or 13.7% and 5.3%, for the same periods in 2002, respectively.
    Both segments have contributed to significantly improved consolidated cash flow (EBITDA less capital expenditures) to $450.5 million and $1,327.8 million, respectively, for the quarter and nine-month periods ended September 30, 2003, when compared with the $335.9 million and $591.7 million, respectively, in same periods in 2002.

    Cash provided (used) by financing activities
    ($ in millions)                       2003      2002    Change      %
    -------------------------------------------------------------------------
    Quarter ended September 30          (456.2)   (479.0)     22.8       4.8
    Nine months ended September 30      (841.4)    (93.2)   (748.2)        -
    -------------------------------------------------------------------------

    Cash used by financing activities decreased in the third quarter of 2003 and increased in the first nine months of 2003, when compared with the same periods one year ago.

    - Common and Non-voting shares issued - Proceeds received from shares issued from Treasury under the employee share purchase plan and from share option plans were $20.6 million and $61.7 million respectively for the third quarter and first nine months of 2003, compared with proceeds of $16.6 million and $73.9 million, respectively, in the same periods in 2002 under the same plans, from exercised warrants and from additional shares purchased by Verizon pursuant to anti-dilutive rights.

    - Public issuance of Non-voting shares - $nil in 2003; $337.4 million in 2002. In September 2002, a public issuance of 34.25 million Non-voting shares was offered concurrently in Canada and the U.S. at a share price of $9.85 (Canadian dollars) for aggregate gross proceeds of $337.4 million. The net proceeds of $322.9 million were used to repurchase and repay debt, including bank debt incurred to repurchase notes of TELUS Corporation and notes and debentures of TELUS Communications Inc. and for general corporate purposes. The debt was repurchased at an average discount of 21%, while equity dilution was limited to 10% from the September 2002 public share issuance.

    - Dividends to shareholders - Cash dividends paid to shareholders decreased by $1.6 million and increased by $33.9 million, respectively, for the third quarter and first nine months of 2003, when compared with the same periods in 2002. The increase in cash dividends for the nine month period resulted from an increased number of shares outstanding, partly offset by a higher enrolment in dividend reinvestment plans (approximately 24% for the dividend paid in July 2003, compared with approximately 10% one year earlier). The 15-cent dividend paid per Common share and Non-voting share remained unchanged from one year ago.

    - Net debt redemptions (Long-term debt issued net of Redemptions and repayment of long-term debt and Change in short-term obligations) - were $434.4 million and $765.2 million, respectively, for the quarter and nine-month periods ended September 30, 2003, compared with net debt repurchases and redemptions of $779.1 million and $389.2 million, respectively, for the same periods in 2002. Net debt redemptions in the first nine months of 2003 included approximately $585 million of bank facilities, $151 million of medium-term notes, and $30 million of First Mortgage Bonds. In the third quarter of 2002, the Company repurchased approximately $402 million principal amount of notes and bank debt for a cash outlay of approximately
        $310 million including commissions and net of cross-currency swap unwind proceeds.


    Liquidity and capital resource measures
                                      Sept. 30,  Sept. 30,           June 30,
    Period ended                          2003      2002    Change      2003
    -------------------------------------------------------------------------
    Components of debt and coverage ratios
    --------------------------------------
    Net debt(1)($ millions)            7,522.3   8,332.3    (810.0)  8,038.7
    Total capitalization(2)
     - book value ($ millions)        14,169.5  14,942.6    (773.1) 14,593.6

    EBITDA (12-month trailing,
     $ millions)                       2,790.3   2,471.7     318.6   2,698.9
    Net interest cost(3)
     (12-month trailing, $ millions)     617.6     716.8     (99.2)    662.1

    Debt ratios
    -----------
    Fixed rate debt as a
     proportion of total
     indebtedness (%)                    100.0      94.1       5.9      94.6
    Average term to maturity
     of debt (years)                       6.4       6.6      (0.2)      6.4
    Net debt(1) to total
     capitalization(2)(%)                 53.1      55.8      (2.7)     55.1
    Net debt to EBITDA(4)                  2.7       3.4      (0.7)      3.0

    Coverage ratios
    ---------------
    Earnings coverage(5)                   1.3       0.8       0.5       0.8
    EBITDA interest coverage(6)            4.5       3.4       1.1       4.1

    Other measures
    --------------
    Free cash flow(7)(3-month,
     $ millions)                         417.1     239.9     177.2      69.0
    Free cash flow(7)(12-month
     trailing, $ millions)               757.4    (431.0)  1,188.4     579.6
    -------------------------------------------------------------------------

    (1) Net debt is defined as Long-term debt plus current obligations and cheques outstanding less Cash and temporary investments and cross-currency foreign exchange hedge asset (plus cross-currency foreign exchange hedge liability) related to U.S. dollar notes. The cross-currency foreign exchange hedge liability as at September 30, 2003 was $580.8 million ($123.7 million hedge asset as at September 30, 2002; $588.2 million hedge liability as at June 30, 2003). Net Debt as calculated herein, includes a notional amount related to accounts receivable securitization of approximately $125.5 million at September 30, 2003 ($106.3 million at September 30, 2002, and
        $124.1 million at June 30, 2003), which is required to be included in the numerator of the Leverage Ratio covenant calculation in TELUS' credit facilities. Net debt is unaffected by foreign exchange fluctuations because it includes (deducts) the net deferred hedging liability (asset).
    (2) Total capitalization is defined as Net debt plus Non-controlling interest and Shareholders' Equity.
    (3) Net Interest Cost is defined as Net financing cost before gains on redemption and repayment of debt, calculated on a 12-month trailing basis. Gains on redemption and repayment of debt were recorded in the third and fourth quarters of 2002. Excluding $61.5 million of interest income recorded in the twelve month period ended September 30, 2003, net interest cost is $679.1 million. Excluding interest income, the comparable net interest cost for the twelve month period ended September 30, 2002 was $723.1 million and for the twelve-month period ended June 30, 2003 was $693.5 million.
    (4) Net debt to EBITDA is defined as Net debt as at the end of the period divided by 12-month trailing EBITDA, where EBITDA excludes Restructuring and workforce reduction costs. This measure is substantially the same as the Leverage Ratio covenant in TELUS' credit facilities.
    (5) Earnings coverage ratio is calculated on a 12-month trailing basis as Net income before interest expense on total debt and income tax expense divided by interest expense on total debt.
    (6) EBITDA interest coverage is defined as EBITDA excluding Restructuring and workforce reduction costs divided by Net interest cost. Excluding $61.5 million of interest income recorded in the twelve months ending September 30, 2003, this ratio is 4.1 for September 2003. Excluding $30.4 million of interest income for the twelve months ended June 30, 2003, this ratio was 3.9 for June 2003. This measure is substantially the same as the Coverage Ratio covenant in TELUS' credit facilities.
    (7) Free cash flow is defined as EBITDA excluding Restructuring and workforce reduction costs less Capital expenditures, cash interest paid, cash taxes and cash dividends. This measure is used to provide an indication of underlying cash flows in the business for the items identified. As defined, free cash flow excludes Restructuring and workforce reduction costs, working capital changes, and other sources and uses of cash, which are disclosed in the consolidated statements of cash flows.

    The short-term obligation and long-term debt balance as at September 30, 2003 decreased by $1,470 million to $6,918 million from $8,388 million as at December 31, 2002. This reduction in the debt balance included a $707 million decrease in the Canadian dollar value of U.S. dollar denominated Notes as a result of an approximate 17% appreciation of the Canadian dollar between December 31, 2002 and September 30, 2003. TELUS' U.S. dollar debt is fully hedged, resulting in a corresponding increase of $707 million being recorded in the net Deferred hedging liability (the Deferred hedging asset of $126.8 million as at December 31, 2002 has become a Deferred hedging liability of $580.8 million as at September 30, 2003). The remaining reduction was from debt repayment and repurchases. TELUS expects to continue applying surplus cash flow to reduce accounts receivable securitization and possible other repurchases of debt.
    The proportion of debt with fixed interest rates increased as at September 30, 2003, when compared with September 30, 2002, as the amount of utilized bank facilities at September 30, 2003 decreased to $70 million from approximately $655 million since the beginning of the year. The remaining $70 million bank facility amount was repaid on October 6, 2003.
    The primary reasons for a reduction in the net debt to total capitalization ratio measured at September 30, 2003, when compared to a year ago, were the net debt repayments in 2003. The Company's Operational Efficiency Program, improved Non-ILEC margins, reduced capital expenditures, improved Mobility cash generation and tax refunds resulted in significant increased free cash flow allowing for additional debt reduction in 2003. Free cash flow for the third quarter and first nine months of 2003 exceeded cash payments for Restructuring and workforce reduction of $32.1 million and $233.6 million, respectively. The $350.6 million increase in Free cash flow in the third quarter of 2003, when compared with the second quarter of 2003, was due primarily to lower cash interest payments (significant semi-annual interest payments are made in the second and fourth quarters), lower third quarter cash taxes and higher third quarter EBITDA.
    The net debt to EBITDA ratio measured at September 30, 2003 improved significantly, when compared with September 30, 2002 and June 30, 2003, as a result of debt reduction and an increase in twelve-month trailing EBITDA. The EBITDA interest coverage ratio measured at September 30, 2003 improved, when compared with September 30, 2002 and June 30, 2003, as a result of higher twelve-month trailing EBITDA and lower twelve-month trailing net interest costs including significant interest income.

    Credit Facilities

    TELUS' credit facilities at September 30, 2003 consisted of a $1.5 billion (or U.S. dollar equivalent) revolving credit facility expiring on May 30, 2004 ($70 million drawn along with $98.2 million in outstanding undrawn letters of credit), an undrawn $600 million (or the U.S. dollar equivalent) 364 day-revolving credit facility extendible at TELUS' option for any amount outstanding as at May 26, 2004 for one year on a non-revolving basis, and approximately $74 million in other bank facilities (nil drawn and approximately $9.4 million in committed and outstanding undrawn letters of credit). On October 6, 2003, TELUS repaid the remaining $70 million drawn against the $1.5 billion facility.
    At September 30, 2003, TELUS had unutilized available liquidity well in excess of $1 billion. TELUS' credit facilities contain customary covenants including a requirement that TELUS not permit its consolidated Leverage Ratio (Funded Debt and Asset Securitization Amount to trailing 12-month EBITDA) to exceed 4.0:1 (approximately 2.7:1 as at September 30, 2003) and not permit its consolidated Coverage Ratio (EBITDA to Interest Expense and Asset Securitization Charges on a trailing 12-month basis) to be less than 2.5:1 (approximately 4.1:1 as at September 30, 2003) at the end of any financial quarter. There are certain minor differences in the calculation of the Leverage Ratio and Coverage Ratio under the credit agreement as compared with the calculation of Net debt to EBITDA and EBITDA interest coverage. The calculations are not expected to be materially different. Continued access to TELUS' credit facilities is not contingent on the maintenance by TELUS of a specific credit rating.

     Accounts Receivable Sale

    TELUS Communications Inc., a wholly owned subsidiary of TELUS, is able to sell an interest in certain of its receivables up to a maximum of $650 million and is required to maintain at least a BBB(low) credit rating by Dominion Bond Rating Service (DBRS), or the purchaser may require the sale program to be wound down. The necessary credit rating was exceeded by one level at BBB as of October 28, 2003. The proceeds of securitized receivables were $481 million at September 30, 2003. The Company also delivered notice that, effective October 27, 2003, it would make a securitization reduction payment of $106 million. See Note 9 to the interim consolidated financial statements.
    TELUS' credit facilities require that a portion of sold accounts receivable be added to debt for purposes of calculating the Leverage Ratio covenant under the credit agreement. This portion is calculated on a monthly basis and is a function of the ongoing collection performance of the receivables pool. At September 30, 2003, this amount, defined as the Asset Securitization Amount, was $125.5 million.

    Credit Ratings

    The following rating actions occurred during 2003:

    - On September 12, 2003, Moody's Investor Service affirmed its Ba1 rating and changed its outlook for TELUS Corporation's senior unsecured credit to 'positive' from 'stable'. Earlier, on April 16, 2003, Moody's changed the outlook for TELUS Corporation's senior unsecured credit rating to 'stable' from 'negative';

    - On August 8, 2003, Standard & Poor's Rating Services ("S&P") affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation and revised its outlook to 'stable' from 'negative'. The revised outlook also applied to TELUS Communications Inc. and TELUS Communications (Quebec) Inc. Earlier in the year, on May 29, 2003, S&P had affirmed its 'BBB' long-term corporate credit rating for TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc., each with a 'negative' outlook. S&P withdrew its short-term corporate credit rating on TELUS due to the discontinuance of commercial paper programs. S&P also raised the issue rating on TELUS Communications (Quebec) Inc.'s first mortgage bonds from BBB+ to A-.

    - On June 17, 2003, Dominion Bond Rating Service ("DBRS") revised the trend from 'negative' to 'stable' for its ratings on TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. On May 1, 2003, DBRS discontinued its rating on commercial paper programs of TELUS Corporation, TELUS Communications Inc. and TELUS Communications (Quebec) Inc. as TELUS had no issues outstanding; and

    - On May 28, 2003, Fitch Ratings changed the outlook to 'stable' from 'negative' for its ratings on TELUS Corporation and TELUS
        Communications Inc.

    TELUS has an objective to preserve access to capital markets at a reasonable cost by maintaining investment grade credit ratings.


      Credit rating summary
                               DBRS(1)    S&P(1)     Moody's(2)   Fitch(1)
    ----------------------------------------------------------------------
      TELUS Corporation
      Senior bank debt           ---        ---        ---          BBB
      Notes                      BBB        BBB        Ba1          BBB

      TELUS Communications Inc.
      Debentures                 BBB        BBB        ---          BBB
      Medium-term Notes          BBB        BBB        ---          BBB
      Preferred shares           Pfd-3      P-3(high)  ---          ---

      TELUS Communications
       (Quebec) Inc.
      First mortgage bonds       BBB         A-        ---          ---
      Medium-term Notes          BBB        BBB        ---          ---
    --------------------------------------------------------------------

      (1) Outlook or trend 'stable'
      (2) Outlook 'positive'

    Off-Balance Sheet Arrangements and Contractual Liabilities

    Financial Instruments

    TELUS uses various financial instruments, the fair values of which are not reflected on the balance sheet, to reduce or eliminate exposure to interest rate and currency risks. These instruments are accounted for on the same basis as the underlying exposure being hedged.
    The Company is exposed to interest rate risk arising from fluctuations in interest rates on its temporary investments, short-term obligations and long-term debt. On October 6, 2003, the Company terminated an interest rate swap that had the effect of fixing the interest rate on $70 million of floating rate debt that was repaid.
    The Company is exposed to currency risks arising from fluctuations in foreign exchange rates on its U.S. Dollar denominated long-term debt. Currency hedging relationships have been established for the related semi-annual interest payments and principal payments at maturity. The Company's foreign exchange risk management also includes the use of foreign currency forwards to fix the exchange rates on short-term foreign currency transactions and commitments. Hedge accounting is not generally applied to these foreign currency forwards. The Company entered into foreign currency forward contracts that have the effect of fixing the exchange rates on, as at September 30, 2003, U.S. $38 million of fiscal 2003 purchase commitments; hedge accounting has been applied to these foreign currency forward contracts all of which relate to the Mobility segment.
    The Company is exposed to credit risk with respect to its short-term deposits, accounts and leases receivable, interest rate swap agreements and foreign exchange hedges. Credit risk associated with short-term deposits is minimized substantially by ensuring that these financial assets are placed with governments, well-capitalized financial institutions and other creditworthy counterparties. An ongoing review is performed to evaluate changes in the status of counterparties.
    The carrying value of cash and temporary investments, bank indebtedness, accounts receivable, leases receivable, accounts payable, restructuring and workforce reduction accounts payable, dividends payable and short-term obligations approximates their fair values due to the immediate or short-term maturity of these financial instruments.

    Commitments and Contingent Liabilities (Note 16 of the interim consolidated financial statements)

    The Company has a number of commitments and contingent liabilities. The Company has $178.9 million in outstanding commitments for its Operational Efficiency Program as at September 30, 2003, and approximately $7 million of additional Restructuring and workforce reduction expense may be recorded for items that were not eligible to be recorded prior to September 30, 2003. The Company occupies leased premises in various centres and has land, buildings and equipment under operating leases. The Company is currently engaged in contract negotiations through the federal conciliation process. In the normal course of the Company's operations, it enters into commercial agreements that require, as a part of normal terms, guarantees by the Company.


    Revised Guidance for 2003

    The Company publicly set certain estimated financial and operational targets for 2003 in December 2002. Each quarter, management reviews the targets and updates the guidance, if deemed necessary. The third quarter revised guidance for 2003 is shown:

                                   Third         Second         2003
                                  quarter        quarter      original
                                revised 2003  revised 2003     targets
                                  guidance      guidance
    ----------------------------------------------------------------------
    Consolidated
      Revenues                   no change    $7.1 to $7.2  $7.2 to $7.3
                                                 billion       billion

      EBITDA(1)                    $2.8 to      $2.75 to    $2.7 to $2.8
                                   $2.85          $2.85        billion
                                  billion        billion

      Earnings (loss) per         85 to 95      80 to 90      35 to 55
       share                        cents         cents         cents

      Capital expenditures         $1.2 to    $1.2 to $1.3  Approx. $1.5
                                   $1.25         billion       billion
                                  billion

      Free cash flow                $900      $800 million  $300 to $600
                                 million to       to $1       million(2)
                                 $1 billion      billion

      Net debt to EBITDA          2.7 times   2.8 times or    3.0 times
                                  or less         less

    Communications segment
      Revenue (external)           $4.8 to      $4.85 to       $5.0 to
                                   $4.85      $4.9 billion      $5.05
                                  billion                      billion

        Non-ILEC revenue         no change      no change   $575 million

      EBITDA(1)                   $2.025 to      $2.0 to      $2.075 to
                                   $2.05         $2.075         $2.15
                                  billion        billion       billion

        Non-ILEC EBITDA          no change       Approx.       Approx.
                                                  $(30)         $(60)
                                                 million       million

      Capital expenditures      $850 to $875  $850 to $900     Approx.
                                  million        million        $1.05
                                                               billion

      High-speed Internet          Approx.       Approx.     150,000 to
       subscriber net adds        150,000        125,000       175,000

    Mobility segment
      Revenue (external)           $2.3 to      $2.25 to       $2.2 to
                                   $2.35      $2.3 billion      $2.25
                                  billion                      billion

      EBITDA(1)                    $775 to    $750 to $775  $625 to $650
                                    $800         million       million
                                  million

      Capital expenditures     $350 to $375   $350 to $400  Approx. $450
                                  million        million       million

      Wireless subscriber net      Approx.     350,000 to    400,000 to
       additions                  400,000        375,000       450,000
    ----------------------------------------------------------------------

    (1) Earnings Before Interest, Taxes, Depreciation and Amortization, excluding Restructuring and workforce reduction costs.
    (2) Original target of $300 to $600 million was revised in the 2002 Annual Report to $500 to $600 million as a result of a settlement with tax authorities in late February 2003.


    4.  Risks and Uncertainties

    A comprehensive discussion of the risks and uncertainties can be found in Management's Discussion and Analysis in TELUS' Annual Information Form, TELUS' 2002 Annual Report, and filings on www.sedar.com and on Edgar at www.sec.gov.





    consolidated statements of income

                                    Three months            Nine months
    Periods ended September 30
     (unaudited) (millions)       2003        2002        2003        2002
    -------------------------------------------------------------------------
    OPERATING REVENUES         $ 1,806.2   $ 1,766.3   $ 5,320.4   $ 5,212.3
    -------------------------------------------------------------------------
    OPERATING EXPENSES
      Operations                 1,051.7     1,103.2     3,175.3     3,338.9
      Depreciation                 308.9       307.3       949.5       898.5
      Amortization of
       intangible assets            98.3        93.5       278.9       261.9
      Restructuring and
       workforce reduction
       costs                         2.3       313.3        12.1       328.9
    -------------------------------------------------------------------------
                                 1,461.2     1,817.3     4,415.8     4,828.2
    -------------------------------------------------------------------------
    OPERATING INCOME (LOSS)        345.0       (51.0)      904.6       384.1
      Other expense                  7.6         7.7        19.8        18.4
      Financing costs              136.5        98.6       467.2       454.0
    -------------------------------------------------------------------------
    INCOME (LOSS) BEFORE INCOME
     TAXES AND NON-CONTROLLING
     INTEREST                      200.9      (157.3)      417.6       (88.3)
      Income taxes (recovery)       84.0       (50.5)      133.0        (0.9)
      Non-controlling interest       1.0         0.6         2.7         2.4
    -------------------------------------------------------------------------
    NET INCOME (LOSS)              115.9      (107.4)      281.9       (89.8)
      Preference and preferred
       share dividends               0.9         0.8         2.6         2.6
      Interest on convertible
       debentures, net of
       income taxes                  1.8         1.8         5.3         5.1
    -------------------------------------------------------------------------
    COMMON SHARE AND NON-VOTING
     SHARE INCOME (LOSS)       $   113.2   $  (110.0)  $   274.0   $   (97.5)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    INCOME (LOSS) PER COMMON
     SHARE AND NON-VOTING
     SHARE ($)
       - Basic                      0.32       (0.35)       0.79       (0.32)
       - Diluted                    0.32       (0.35)       0.78       (0.32)
    DIVIDENDS DECLARED PER
     COMMON SHARE AND
     NON-VOTING SHARE ($)           0.15        0.15        0.45        0.45
    TOTAL WEIGHTED AVERAGE
     COMMON SHARES AND
     NON-VOTING SHARES
     OUTSTANDING (millions)
       - Basic                     350.1       315.3       348.5       308.7
       - Diluted                   353.2       315.3       350.8       308.7


    consolidated balance sheets

                                                           As at      As at
                                                        September    December
    (unaudited) (millions)                               30, 2003    31, 2002
    -------------------------------------------------------------------------
    ASSETS
    Current Assets
      Cash and temporary investments, net              $    102.3 $        -
      Accounts receivable                                   504.5      640.4
      Income and other taxes receivable                     342.1      134.0
      Inventories                                            77.8       96.5
      Prepaid expenses and other                            160.2      163.5
      Current portion of future income taxes                219.4      138.8
    -------------------------------------------------------------------------
                                                          1,406.3    1,173.2
    -------------------------------------------------------------------------
    Capital Assets, Net
      Property, plant, equipment and other                7,763.0    8,025.9
      Intangible assets subject to amortization             819.1      998.5
      Intangible assets with indefinite lives             2,954.5    2,950.1
    -------------------------------------------------------------------------
                                                         11,536.6   11,974.5
    -------------------------------------------------------------------------
    Other Assets
      Deferred charges                                      615.0      729.1
      Future income taxes                                   736.5    1,170.3
      Investments                                            40.5       48.1
      Goodwill                                            3,125.0    3,124.6
    -------------------------------------------------------------------------
                                                          4,517.0    5,072.1
    -------------------------------------------------------------------------
                                                       $ 17,459.9 $ 18,219.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current Liabilities
      Cash and temporary investments, net              $        - $      9.0
      Accounts payable and accrued liabilities            1,266.4    1,198.8
      Restructuring and workforce reduction
       accounts payable and accrued liabilities             178.9      400.4
      Dividends payable                                      53.3       52.2
      Advance billings and customer deposits                390.8      330.3
      Current maturities of long-term debt                  285.8      190.3
    -------------------------------------------------------------------------
                                                          2,175.2    2,181.0
    -------------------------------------------------------------------------
    Long-Term Debt                                        6,632.5    8,197.4
    -------------------------------------------------------------------------
    Other Long-Term Liabilities                           1,018.7      405.3
    -------------------------------------------------------------------------
    Future Income Taxes                                     986.3      992.3
    -------------------------------------------------------------------------
    Non-Controlling Interest                                 10.5       11.2
    -------------------------------------------------------------------------
    Shareholders' Equity
      Convertible debentures                                151.8      148.5
      Preference and preferred shares                        69.7       69.7
      Common equity                                       6,415.2    6,214.4
    -------------------------------------------------------------------------
                                                          6,636.7    6,432.6
    -------------------------------------------------------------------------
                                                       $ 17,459.9 $ 18,219.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    consolidated statements of cash flows


                                     Three months            Nine months
    Periods ended September 30
     (unaudited) (millions)        2003        2002        2003        2002
    -------------------------------------------------------------------------
    OPERATING ACTIVITIES
    Net income (loss)          $   115.9   $  (107.4)  $   281.9   $   (89.8)
    Adjustments to reconcile
     net income (loss) to
     cash provided by
     operating activities:
      Depreciation and
       amortization                407.2       400.8     1,228.4     1,160.4
      Future income taxes           95.7       (57.1)      351.0       (37.8)
      Gain on redemption of
       long-term debt                  -       (82.4)          -       (82.4)
      Net employee defined
       benefit plans expense
       (credits)                    13.2        (2.1)       39.5       (11.8)
      Employer contributions
       to employee defined
       benefit plans               (33.9)      (11.7)      (69.9)      (36.2)
      Other, net                     2.3       (15.6)       36.7       (13.3)
    Restructuring and
     workforce reduction
     costs, net of cash
     payments                      (29.8)      256.6      (221.5)      194.9
    Net change in non-cash
     working capital               279.1       423.7        83.0       297.1
    -------------------------------------------------------------------------
    Cash provided by
     operating activities          849.7       804.8     1,729.1     1,381.1
    -------------------------------------------------------------------------
    INVESTING ACTIVITIES
    Capital expenditures          (304.0)     (327.2)     (817.3)   (1,281.7)
    Proceeds from the sale
     of property and
     other assets                    1.3         7.8        39.6         7.8
    Other                           (5.1)       (2.7)        1.3       (36.4)
    -------------------------------------------------------------------------
    Cash used by investing
     activities                   (307.8)     (322.1)     (776.4)   (1,310.3)
    -------------------------------------------------------------------------
    FINANCING ACTIVITIES
    Common Shares and
     Non-Voting Shares issued       20.6        16.6        61.7        73.9
    Public issuance of
     Non-Voting Shares                 -       337.4           -       337.4
    Cost of public issuance
     of Non-Voting Shares              -       (14.5)          -       (14.5)
    Dividends to shareholders      (41.6)      (43.2)     (130.2)      (96.3)
    Long-term debt issued           56.0           -       365.4       584.0
    Redemptions and repayment
     of long-term debt            (490.4)     (779.1)   (1,130.6)     (892.7)
    Change in short-term
     obligations (commercial
     paper and bank borrowings)        -           -           -       (80.5)
    Interest on convertible
     debentures                        -           -        (5.1)       (5.1)
    Other                           (0.8)        3.8        (2.6)        0.6
    -------------------------------------------------------------------------
    Cash used by financing
     activities                   (456.2)     (479.0)     (841.4)      (93.2)
    -------------------------------------------------------------------------
    CASH POSITION
    Increase (decrease)
     in cash and temporary
     investments, net               85.7         3.7       111.3       (22.4)
    Cash and temporary
     investments, net,
     beginning of period            16.6        (9.0)       (9.0)       17.1
    -------------------------------------------------------------------------
    Cash and temporary
     investments, net,
     end of period             $   102.3   $    (5.3)  $   102.3   $    (5.3)
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    SUPPLEMENTAL DISCLOSURE
    Interest paid              $    27.7   $   48.6    $   362.5   $   392.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    Income taxes (inclusive
     of Investment Tax
     Credits (received) paid   $   (38.4)  $    4.2    $   (35.1)  $    24.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    TELUS Corporation
    Segmented information


    Three-month periods
     ended September 30            Communications             Mobility
    (millions)                    2003        2002        2003        2002
    -------------------------------------------------------------------------
    External revenue           $ 1,186.3   $ 1,233.8   $   619.9   $   532.5
    Inter-segment revenue           24.6        24.5         4.0         4.9
    -------------------------------------------------------------------------
    Total operating revenue      1,210.9     1,258.3       623.9       537.4
    Operations expenses            701.9       760.0       378.4       372.6
    -------------------------------------------------------------------------
    EBITDA (a)                 $   509.0   $   498.3   $   245.5   $   164.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                  $   208.9   $   230.2   $    95.1   $    97.0
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   300.1   $   268.1   $   150.4   $    67.8
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Three-month periods
     ended September 30             Eliminations            Consolidated
    (millions)                    2003        2002        2003        2002
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 1,806.2   $ 1,766.3
    Inter-segment revenue          (28.6)      (29.4)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (28.6)      (29.4)    1,806.2     1,766.3
    Operations expenses            (28.6)      (29.4)    1,051.7     1,103.2
    -------------------------------------------------------------------------
    EBITDA (a)                 $       -   $       -   $   754.5   $   663.1
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                  $       -   $       -   $   304.0   $   327.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $   450.5   $   335.9
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Nine-month periods
     ended September 30            Communications             Mobility
    (millions)                    2003        2002        2003        2002
    -------------------------------------------------------------------------
    External revenue           $ 3,604.0   $ 3,745.1   $ 1,716.4   $ 1,467.2
    Inter-segment revenue           71.4        72.5        11.6        13.2
    -------------------------------------------------------------------------
    Total operating revenue      3,675.4     3,817.6     1,728.0     1,480.4
    Operations expenses          2,155.7     2,350.4     1,102.6     1,074.2
    -------------------------------------------------------------------------
    EBITDA (a)                 $ 1,519.7   $ 1,467.2   $   625.4   $   406.2
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                  $   589.8   $   947.2   $   227.5   $   334.5
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $   929.9   $   520.0   $   397.9   $    71.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------


    Nine-month periods
     ended September 30             Eliminations            Consolidated
    (millions)                    2003        2002        2003        2002
    -------------------------------------------------------------------------
    External revenue           $       -   $       -   $ 5,320.4   $ 5,212.3
    Inter-segment revenue          (83.0)      (85.7)          -           -
    -------------------------------------------------------------------------
    Total operating revenue        (83.0)      (85.7)    5,320.4     5,212.3
    Operations expenses            (83.0)      (85.7)    3,175.3     3,338.9
    -------------------------------------------------------------------------
    EBITDA (a)                 $       -   $       -   $ 2,145.1   $ 1,873.4
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    CAPEX (b)                  $       -   $       -   $   817.3   $ 1,281.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------
    EBITDA less CAPEX          $       -   $       -   $ 1,327.8   $   591.7
    -------------------------------------------------------------------------
    -------------------------------------------------------------------------

    (a) Earnings Before Interest, Taxes, Depreciation and Amortization ("EBITDA") is defined as operating revenues less operations expense and, as defined, excludes restructuring and workforce reduction costs. The Company has issued guidance on, and reports, EBITDA because it is a key measure used by management to evaluate performance of its business segments and is utilized in measuring compliance with debt covenants.
    (b)  Total capital expenditures ("CAPEX").

    For further information:
    Media Relations:

    Nick Culo, (780) 493-7236, nick.culo(at)telus.com;
    Shafiq Jamal, (604) 488-1100; Investor Relations:
    John Wheeler, (780) 493-7310, ir(at)telus.com;
    Robert Mitchell, (416) 279-3219

SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: October 31, 2003
						TELUS Corporation



						__ "James W. Peters"___
						Name:  James W. Peters
						Title:  Corporate Secretary